UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The 420 Hotels, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Nevada

> *Date of Organization:*

> April 20, 2021

Physical Address of Issuer:

420 E 11th Ave, Denver, CO 80203

Website of Issuer:

www.The420Hotels.com and www.PattersonInn.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

September 1, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$1,000	n/a
Cash & Cash Equivalents	$0	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$0	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a
Net Income	$0	n/a

*Company was formed on April 20, 2021

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2022

The 420 Hotels, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

The 420 Hotels, Inc. ("**The 420 Hotels**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 1, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$200	$8	$192
Maximum Individual Purchase Amount (3)(4)	$107,000	$4,280	$102,720
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$1,070,000	$42,800	$1,027,200

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.The420Hotels.com and www.PattersonInn.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/real-estate/420-hotels.

The date of this Form C is May 16, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The 420 Hotels, Inc. is a chain of boutique hotels and holds a license to open an on-site cannabis hospitality lounge, incorporated in Nevada as a corporation on April 20, 2021.

The Company is located at 420 E 11th Ave, Denver, CO 80203.

The Company's website is www.The420Hotels.com and www.PattersonInn.com.

The Company conducts business in the Colorado and sells products through the internet throughout the United States.

The Company conducts its business through its wholly-owned subsidiary Castle of Quality LLC, a Colorado limited liability company, formed on May 17, 2018, Patterson Inn LLC, a Colorado limited liability company, formed on May 17, 2018, and 12 Spirits Tavern LLC, a Colorado limited liability company, formed on November 4, 2021. The Company also conducts business through The 420 Denver, a Colorado corporation, incorporated on August 26, 2021, of which the Company holds 40% equity ownership.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.com/real-estate/420-hotels (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$200 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	September 1, 2022
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 35.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was organized in April 2021 and has very limited operating history. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

For these reasons, the COVID-19 pandemic has resulted in a sharp decline in revenues at our hotels and significantly adversely affected the ability to successfully operate our hotels and has had a significant adverse effect on our business, financial condition, results of operations, liquidity and cash flows due to, among other factors:

- negative public perceptions of travel and public gatherings in light of the perceived risks associated with COVID-19;

- a sharp decline in group and business travel resulting from (i) restrictions on travel imposed by governmental entities, public institutions and employers, (ii) the postponement or cancellation of conventions and conferences, music and arts festivals, sporting events and other large public gatherings, and (iii) limits on occupancy for amusement parks, museums and other tourist attractions; and

- increased operating costs from implementing enhanced cleaning protocols and other COVID-19 mitigation practices as well as employee severance and furlough costs. Even after the COVID-19 pandemic subsides, we could experience a longer-term impact on our costs. For example, our managers may need to enhance health and hygiene requirements at our properties in an attempt to counteract future outbreaks.

The duration of the COVID-19 pandemic and its impact on our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the continued scope and severity of the pandemic and existing and future variants of the COVID-19 virus, vaccination rates, governmental actions taken to contain the pandemic or to mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. The rapid development and fluidity of the COVID-19 pandemic makes it extremely difficult to assess its full adverse economic impact on our business, financial condition, results of operations, liquidity and cash flows. The effects of the COVID-19 pandemic also may have the effect of heightening our other risk factors disclosed in this section.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions.

The Company's business plan is based upon numerous assumptions. No assurance can be given regarding the attainability of the assumptions and projections. The ability of the Company to implement its business plan or owning multiple hotel properties or otherwise entering into a franchise agreement with third party hotel operators will depend upon many factors, most (if not all) of which are beyond the Company's control. All financial projections of the Company, are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual returns or the Company's liquidity. Actual operating results may be materially different.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including unregistered trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our charter includes "control stock" that will be held by a small number of persons; anti-takeover provisions in our charter documents could discourage, delay, or prevent a change in control of our company.

Our charter provides that our Class B Common Stock holds substantially all of the voting power of the Company. Currently, our founder holds all of the authorized shares of Class B Common Stock, and, as a result our founder controls the corporate actions that the Company may take and the collective voting power of holders of our Class A Common Stock is very limited.

Risks Related to the Lodging Industry

Our revenues and the value of our hotels are subject to conditions affecting the lodging industry.

The performance of the lodging industry traditionally has been affected by the strength of the general economy and, specifically, growth in gross domestic product. Because lodging industry demand typically follows the general economy, the lodging industry is highly cyclical, which contributes to potentially large fluctuations in our financial condition and our results of operations. Changes in travel patterns of both business and leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term and adversely affect our results of operations. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce the cost of their trips. Consequently, our hotels may be more susceptible to a decrease in revenues during an economic downturn. Other circumstances affecting the lodging industry which may affect our performance and the forecasts we make include:

- the effect on lodging demand of changes in national and local economic and business conditions, including concerns about the duration and strength of U.S. economic growth, inflation, global economic prospects, consumer confidence and the value of the U.S. dollar;

- factors that may shape public perception of travel to a particular location, such as natural disasters, weather events, pandemics and outbreaks of contagious diseases, such as the COVID-19 pandemic, and the occurrence or potential occurrence of terrorist attacks, all of which will affect occupancy rates at our hotels and the demand for hotel products and services;

- operating risks associated with the hotel business, including the effect of labor stoppages or strikes, increasing operating or labor costs or changes in workplace rules that affect labor costs, and risks relating to the response to the COVID-19 pandemic, such as increased hotel costs for cleaning protocols and severance and furlough payments to hotel employees;

- the ability of our hotels to compete effectively against other lodging businesses in the highly competitive markets in which we operate in areas such as access, location, quality of accommodations and room rate structures;

- changes in the desirability of the geographic regions of the hotels in our portfolio or in the travel patterns of hotel customers;

- changes in taxes and governmental regulations that influence or set wages, hotel employee health care costs, prices, interest rates or construction and maintenance procedures and costs; and

- decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks.

We cannot assure you that adverse changes in the general economy or other circumstances that affect the lodging industry will not have an adverse effect on the hotel revenues or earnings at our hotels. A reduction in our revenues or earnings because of the above risks may reduce our working capital, impact our long-term business strategy and impact the value of our assets and our ability to meet certain covenants in our existing debt agreements. In addition, we may incur impairment expense in the future, which expense will affect negatively our results of operations. We can provide no assurance that any impairment expense recognized will not be material to our results of operations.

In addition to general economic conditions affecting the lodging industry, new hotel room supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy tend to increase when demand growth exceeds supply growth. A reduction or slowdown in the growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

The Company may suffer uninsured losses.

Although the property may be insured, there may be unforeseen risks against which have not been insured. In addition, insurance against some risks may not be available or may be prohibitively expensive. Even in cases where we have insured against a particular risk, a property owner may incur losses in excess of policy limits, and any coverage obtained may be subject to large deductibles or co-payments. The Company may not be able to insure against the total loss of the value of the property.

We operate in a highly competitive industry.

The lodging industry is highly competitive. Our principal competitors are other owners and investors in upscale and full-service hotels. Our hotels face strong competition for individual guests, group reservations and conference business from major hospitality chains with well-established and recognized brands, as well as from other smaller hotel chains, independent and local hotel owners and operators. Our hotels compete for customers primarily based on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and conference space, quality of the accommodations, customer satisfaction, amenities and the ability to earn and redeem loyalty program points. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. Our competitors may have similar or greater commercial and financial resources which allow them to improve their hotels in ways that affect our ability to compete for guests effectively and adversely affect our revenues and profitability as well as limit or slow our future growth.

The growth of internet reservation channels also is a source of competition that could adversely affect our business. A significant percentage of hotel rooms for individual or "transient" customers are booked through internet travel intermediaries. Search engines and peer-to-peer inventory sources also provide online travel services that compete with our hotels. If bookings shift to higher cost distribution channels, including these internet travel intermediaries, it could materially impact our revenues and profitability. Additionally, as intermediary bookings increase, they may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the brands and hotel management companies managing and operating our hotels. Also, although internet travel intermediaries traditionally have competed to attract transient business rather than group and convention business, in recent years they have expanded their business to include marketing to large group and convention business. If that expansion continues, it could both divert group and convention business away from our hotels and increase our cost of sales for group and convention business and materially adversely affect our revenues and profitability.

Our expenses may not decrease if our revenues decrease.

Many of the expenses associated with owning and operating hotels, such as debt-service payments, property taxes, insurance, utilities, and employee wages and benefits, are relatively inflexible. They do not necessarily decrease directly with a reduction in revenues at the hotels and may be subject to increases that are not tied to the performance of our hotels or the increase in the rate of inflation generally. Additionally, certain costs, such as wages, benefits and insurance, may exceed the rate of inflation in any given period. We may be unable to offset any fixed or increased expenses with higher room rates. Any of our efforts to reduce operating costs also could adversely affect the future growth of our business and the value of our hotels.

We may not achieve the value we anticipate from new hotel developments or value enhancement projects at our existing hotels.

Part of our growth strategy is to either acquire additional hotel properties or otherwise enter into franchisee (or other) relationships with hotel operators and license our rights and business concept to those third parties. The inability to identify and negotiate with any third parties would have a material adverse effect on our growth strategy.

We currently are, and in the future may be, involved in the development or redevelopment of hotels. There are risks inherent in any new development, including:

- We may not obtain the zoning, occupancy and other required governmental permits and authorizations necessary to complete the development. A delay in receiving these approvals could affect adversely the returns we expect to receive.

- Any new construction involves the possibility of construction delays and cost overruns that may increase project costs.

- Defects in design or construction may result in delays and additional costs to remedy the defect or require a portion of a hotel to be closed during the period required to remedy the defect.

- We may not be able to meet the loan covenants in any indebtedness obtained to fund the new development, creating default risks.

- Risks related to change in economic and market conditions between development commencement and hotel stabilization.

Any of the above factors could affect adversely our ability to complete the developments on schedule and consistent with the scope that currently is contemplated, or to achieve the intended value of these projects.

The Company's property is leveraged.

At the initial closing of the Offering the Company's primary asset will be its interest in the property. The property is subject to a mortgage in favor of a third party lender. Loan covenants and other restrictions with lender(s) may restrict any ability to draw funds from working capital or other reserves, even if such funds are necessary to property develop, operate, maintain or repair the property. This indebtedness and the resulting lien could limit the Company's ability to incur additional indebtedness for capital raising purposes, secure additional indebtedness or tap other sources of liquidity that may be necessary to develop, maintain or operate the property. If there is a default on obligations owed to the lender, the lender may look to have those obligations satisfied by the stake-holders in the property owner, however, ultimately, any default upon obligations owed to its lender could lead the lender to foreclose and the Company could lose its interest in the property.

We are subject to risks associated with the employment of hotel personnel.

We remain subject to many of the costs and risks generally associated with the hotel labor force. From time to time, hotel operations may be disrupted because of strikes, lockouts, public demonstrations or other negative actions and publicity. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, a significant component of our hotel operating costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs.

Our hotels have an ongoing need for renovations and potentially significant capital expenditures in order to remain competitive in the marketplace, to maintain brand standards or to comply with applicable laws or regulations. The timing and costs of such renovations or improvements may result in reduced operating performance during construction and may not improve the return on these investments.

We need to make capital expenditures in order to remain competitive with other hotels, to maintain the economic value of our hotels and to comply with applicable laws and regulations. We also may need to make agreed upon capital expenditures to our hotels. In addition, the timing of these improvements can affect hotel performance, particularly if the improvements require closure of a significant number of rooms or other features of the hotels. These capital improvements reduce the availability of cash for other purposes and are subject to cost overruns and delays. Moreover, we may not necessarily realize a significant, or any, improvement in the performance of the hotels at which we make these investments.

Our hotels are located in a large urban city and, accordingly, we could be disproportionately harmed by adverse changes to these markets, a natural disaster or the threat of a terrorist attack.

An economic downturn, an increase in hotel supply in these cities and markets, a natural disaster, a terrorist attack or similar disaster and markets likely would cause a decline in hotel demand and adversely affect occupancy rates, the financial performance of our hotels in these cities and markets and our overall results of operations. For example, during the COVID-19 pandemic, large urban markets with enhanced restrictions on social gatherings have been disproportionately impacted by the decline in lodging demand. The threat of terrorism also may negatively impact hotel occupancy and average daily rate, due to resulting disruptions in business and leisure travel patterns and concerns about travel safety. Hotels in major metropolitan areas may be particularly adversely affected due to concerns about travel safety.

Our growth strategy depends upon attracting third-party owners and franchisees to our platform, and future arrangements with these third parties may be less favorable to us, depending on the terms offered by our competitors.

Our growth strategy for adding lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements and franchise agreements for each of our lodging facilities may be influenced by contract terms offered by our competitors, among other things. We cannot assure you that we will be able to enter into future arrangements, renew agreements, or enter into new agreements in the future on terms that are favorable to us.

Actions by our franchisees and licensees or others could adversely affect our image and reputation.

We intend to franchise and license many of our concepts and intellectual property rights to third parties for lodging properties. Under the terms of their agreements with us, these third parties would interact directly with guests and others potentially under our brand and trade names. If these third parties fail to maintain or act in accordance with applicable brand standards; experience operational problems, including any data or privacy incident involving guest information or a circumstance involving guest or associate health or safety; or project a brand image inconsistent with ours, then our image and reputation could suffer.

Real estate, and the Company's assets are illiquid.

The ownership of real property is subject to varying degrees of risk incident to the ownership of real property. Real property assets are relatively illiquid. No assurances can be given that the fair market value of the property will not decrease in the future. The Company may be unable to sell its interest in the property when, and if, it desires or needs to do so.

Risks Related to the Cannabis Industry

The cannabis industry is an emerging industry and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately forecast the demand for our solutions in this specific industry, and losing clients from this industry may have a material adverse effect on our revenues and the success of our business.

The cannabis industry is immature in the United States and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately predict and forecast the demand for our solutions. If the U.S. Department of Justice ("DOJ") did take action against the cannabis industry, those of our clients operating in the legal cannabis industry would be lost to us.

To analyze this risk, we are relying heavily upon the various U.S. federal governmental memos issued in the past (including the memorandum issued by the DOJ on October 19, 2009, known as the "Ogden Memorandum", the memorandum issued by the DOJ on August 29, 2013, known as the "Cole Memorandum" and other guidance), to remain acceptable to those state and federal entities that regulate, enforce, or choose to defer enforcement of certain current regulations regarding cannabis and that the U.S. federal government will not change its attitude to those practitioners in the cannabis industry as long as they comply with their state and local jurisdictional rules and authorities.

The legal cannabis industry is not yet well-developed, and many aspects of this industry's development and evolution cannot be accurately predicted, and therefore losing any clients may have a material adverse effect on our business. While we have attempted to identify our business risks in the legal cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this Report, which could materially and adversely affect our business and financial performance.

As marijuana remains illegal under United States federal law, it is possible that we may have to stop providing products and services to companies who are engaged in marijuana cultivation and other marijuana-related activities.

Marijuana is currently classified as a Schedule I controlled substance under the Controlled Substances Act and is illegal under United States federal law. It is illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to "knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance." Even in those states in which the use of marijuana has been authorized under state law, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the inability of our clients that are involved in the cannabis industry to proceed with their operations, which would adversely affect our operations.

As a company that seeks to operate, in part, in the cannabis industry, we face many particular and evolving risks associated with that industry, including uncertainty of United States federal enforcement and the need to renew temporary safeguards.

On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the DOJ that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the U.S. federal government will choose to enforce federal laws regarding marijuana. Former Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance "unnecessary." This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws.

Despite Attorney General Sessions' rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the "FinCEN Memo" dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana related businesses which utilize them. This memorandum appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for the Company or our franchisees to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

In 2014, Congress passed a spending bill ("2015 Appropriations Bill") containing a provision ("Appropriations Rider") blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to "prevent such States from implementing their own State medical marijuana law." The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re-enacted every year. While it was continued in 2016, 2017, 2018, 2019 and 2020, and remains in effect, continued re-authorization of the Appropriations Rider cannot be guaranteed. If the Appropriation Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

Further legislative development beneficial to our operations is not guaranteed.

Among other things, our business plan involves the consumption of cannabis on-site at our hotel property(ies) in compliance with applicable state and local law. The success of our business with respect to that component of our business plan depends on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which would adversely affect our operations.

The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn on our operations.

The legality of marijuana could be reversed in one or more states.

The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force us to not pursue certain business opportunities or, at some point, cease operations in one or more locations entirely.

Changing legislation and evolving interpretations of law, which could negatively impact our business and, in turn, our operations.

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect our business plan, and, in turn, our operations. Local, state and federal marijuana laws and regulations are often broad in scope and subject to constant evolution and inconsistent interpretations, which could require our clients and ourselves to incur substantial costs associated with modification of operations to ensure compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients' business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Regulatory scrutiny of the cannabis industry may negatively impact our ability to raise additional capital.

Our planned business activities rely on newly established and/or developing laws and regulations in multiple jurisdictions. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease components of our planned operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the United States Food and Drug Administration, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry that we intend to operate in may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of our ability to raise additional capital.

Banking regulations could limit access to banking services.

Since the use of marijuana is illegal under federal law, federally chartered banks will not accept deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for us, or prospective franchisees to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied marijuana-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to us or franchisees.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The 420 Hotels, Inc. owns and operates, through its wholly-owned subsidiaries, the boutique Patterson Inn, in Denver Colorado. The Company is also the owner of a tavern license through a wholly owned subsidiary. The Company also has 40% equity ownership of The 420 Denver, a Colorado C Corporation that holds a conditional license with the State of Colorado and provisional license with the City and County of Denver to open a bring-your-own cannabis hospitality lounge.

Our core business is overnight hospitality and all of our unique licenses (restaurant, cabaret and cannabis) are amenity to our core business.

Business Plan

The Company operates a 9-room hotel in central Denver. The company has unique licenses for lodging, restaurant, tavern and cabaret. These licenses are owned and operated through separate wholly-owned subsidiaries. The Company is finalizing designs to add two more guest rooms to the property bringing the total room count to 11. The Company also holds a 40% interest in The 420 Denver, that holds the unique licensing associated with cannabis hospitality. The business expects the opening of the tavern to the public as well as the addition of the unique amenity around licensed cannabis consumption, to increase the appeal, and occupancy, of the current and expanded room offerings.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hotel/Hospitality	Boutique Hotel with attached amenities	Denver Metro, CO, US, International

Competition

The 420 Hotels, Inc. is the first hotel owner in the country to secure both state and local conditional and provisional licenses to proceed with opening a cannabis hospitality lounge as an amenity to the adjacent hotel. At this time, there are two other licensed businesses in Denver for cannabis hospitality. One operates under older local rules that limit consumption to vaporizing only. The other location operates as a club charging a door fee. Our business is unique in that our core business and revenue is generated through overnight hospitality and the unique license and on-site amenities are designed to attract increased occupancy. Cannabis social lounges are beginning to appear in other states like California, Oregon, Illinois and Michigan, though none of these establishments are adjacent to, or share ownership with a hotel.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our core target customer is mid- to late- 40s+. This customer base includes both the canna-curious as well as experienced consumers. In both cases our core customer is looking for the legitimacy of a licensed location. Has little interest in purchasing a product legally and then consuming it illegally, which prior to this new path to licensing, was the only option. Our core customer is attracted to our historic property, and sophisticated updates, and is willing to pay a premium price for the added experience offered by our first keystone location and our unique amenities.

Supply Chain

Our supply chain consists of sourcing local food and beverage to support the guest operations of the Inn. We also rely on two primary sources for inventory for the tavern. Most food products are sourced from local vendors and we support our local economy through these vendor relationships.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	4%	$42,800
Improvements	57%	$14,250	57%	$609,900
Guest Room Additions	28%	$7,000	28%	$299,600
Re-zoning and Licensing	5.5%	$1,375	5.5%	$58,850
Consumption Lounge Licensing	5.5%	$1,375	5.5%	$58,850
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.



The 420 Hotels Inc - Crowd Fund Use of Proceeds

Use of Proceeds

Total Raise: $1,070,000
 Use of proceeds: Buildout and Improvements for Lounge, plus the addition of 2 guest rooms

Improvements:
 Kitchen upgrade $150,000
 Dining room $20,000
 Tavern upgrade $25,000
 Carriage House
  Lounge, Furnishing $315,000
  HVAC $75,000
Guestroom Additions $295,000
Re-zoning and Licensing Cost:*
 Consulting/Legal $60,000
Consumption Lounge Licensing:*
 Consulting/Legal $35,000
 Accounting: $25,000
Contingency: $70,000
Proceeds from Max Offering:

 Total: $1,070,000

* Upfront costs associated with accounting and legal costs, to date, will be reimbursed to Patterson Inn for operating capital


DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS


The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Chiari	CEO/President/Founder	Owner/Operator of the Patterson Inn May, 2018 – Present Corporate Management, Licensing and compliance.	Clark University - BS, Economics 1997

Biographical Information

Chris Chiari has a Bachelor of Science in Economics from Clark University. He also has a certificate in Financial Accounting from Harvard Business School as well as a certificate in Hotel Real Estate Investments and Hotel Management from the eCornell online program. Chris also holds a certificate as a ServeSafe Food Safety Manager. Chris has focused his career in marketing and messaging for start-up and emerging growth companies as well as working on policy and political campaigns. He has been the owner/operator of the Patterson Inn since 2018. He is the Founder and CEO of The 420 Hotels.

Other Key Persons who are not otherwise Directors or Officers of the Company

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Scott Allen	GM of Denver Operations	GM of the Patterson Inn March, 2019 – Present General Management of hotel operation inclusive of food and beverage.	Michigan State University, School of Hospitality - Bachelor, Hospitality Business 2007

Biographical Information

Scott Allen is a graduate of the Michigan State University School of Hospitality and holds a Bachelor's degree in Hospitality Business. He is a career hospitality professional working in management for several national brands. He is an award-winning mixologist. He has been the general manager of the Patterson Inn in Denver Colorado for just over three years. His bar management experience is directly related to the recent improvements to the tavern and its pending expanded operations.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,420 shares of common stock, par value $0.0001 per share, consisting of 100,000,000 shares of Class A Common Stock (the "**Class A Common Stock**") and 420 shares of Class B Common Stock (the "**Class B Common Stock**") (collectively with the Class A Common Stock and Class B Common Stock, the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 41,495,420 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	41,470,000
Par Value Per Share	$0.0001
Voting Rights	Except as otherwise provided in the Articles of Incorporation, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of this corporation's shareholders. Except as otherwise expressly provided in the Articles of Incorporation, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders' meeting).
Anti-Dilution Rights	none
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type	Class B Common Stock
Amount Outstanding	420
Par Value Per Share	$0.0001
Voting Rights	Except as otherwise provided in these Articles, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all

	matters submitted to a vote of this corporation's shareholders. Except as otherwise expressly provided in these Articles, each holder of Class B Common Stock shall be entitled to that number of votes for each outstanding share of Class B Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the Company (including, without limitation, any matter voted on at a shareholders' meeting) to cause the total votes eligible to be cast by all of the holders of the Common Stock on a particular matter to be in the aggregate: (A) 94.5% with all holders of the then outstanding shares of Class B Common Stock, and (B) 5.5% with all holders of the then outstanding shares of Class A Common Stock
Anti-Dilution Rights; Other Material Rights	From and after the date of the issuance of any shares of Class B Common Stock, holders of Class B Common Stock shall be entitled to receive dividends on each outstanding share of Class B Common Stock payable through the issuance of shares of Class A Common Stock. Each holder of Class B Common Stock shall receive on January 1st of each calendar year 1,000 shares of Class A Common Stock for each share of Class B Common Stock held by such holder (subject to proportionate adjustments for any subdivision or combination of the Company's outstanding Common Stock). Only persons serving on the Board of Directors of the Company shall be eligible to hold shares of Class B Common Stock; provided however, regardless of whether Founder serves on the Board of Directors, at all times Founder is, and shall be, eligible to hold shares of Class B Common Stock. Except with respect to the Founder, if a holder of Class B Common Stock ceases to serve on the Board of Directors of the Company all shares of Class B Common Stock held by such holder shall be automatically, and without consideration or further action on behalf of the holder, surrendered to the Company or, at the Company's discretion, to the Founder. Shares of Class A Common Stock may be held by any person eligible by law to hold shares of common stock under the Nevada Business Corporation Act. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon either (A) written notice to the Company and compliance with the procedures for voluntary conversion as set forth in the Articles of Incorporation, or (B) if the holders of a majority of the outstanding shares of Class B Common Stock and the Company have entered into a written agreement to amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B

	Common Stock, upon compliance with such procedures as amended or adopted in such written agreement.
	Upon the fully diluted number of shares of outstanding Common Stock of the Company being 250 million shares or greater (and after giving effect to any stock splits, combinations or similar corporate actions occurring after the formation of the Company), each outstanding share of Class B Common Stock shall automatically, and without any further action, convert into one fully paid and nonassessable share of Class A Common Stock.
	Upon a termination of the Mr. Chiari (the "**Founder**") as an employee, director or representative of the Company, at the volition of the Company and/ or its stockholders (but in either case only without the consent or approval of the Founder), except for a termination upon a certain cause event, the Company shall either through the issuance of shares of Class A Common Stock or out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class B Common Stock then held by Founder for a total purchase price equal to 25% of the then current fair market value of the Company as a whole, with such valuation to be determined using the average of the closing sales price of the class or series of Common Stock of the Company on the principal trading market or exchange upon which any series or class of the Company's Common Stock is then listed or quoted for the ten trading days prior to the date of redemption or, if the Common Stock is not so listed or quoted on any exchange or public trading market, such valuation shall be determined by an independent third party professional accountant or professional adviser jointly appointed by the Company and the Founder.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0% ownership, but 94.5% weighted voting control

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company's wholly-owned subsidiaries have the following debt outstanding:

Type	Mortgage
Debtor	Castle of Quality LLC
Creditor	Wilshire Quinn Income Fund, LLC
Amount Outstanding	$1,650,000
Interest Rate and Amortization Schedule	9.5% interest
Description of Collateral	Physical Property
Other Material Terms	Monthly payments of $12,718.75, with the first payment due on December 1, 2021, continuing for twenty-four (24) consecutive months. In the event the Maturity Date is extended, the monthly interest-only payments shall increase to $20,625 beginning on the Maturity date and continuing through January 1, 2024.
Maturity Date	October 1, 2023
Date Entered Into	October 6, 2021

Type	Flex Pay Loan
Debtor	Patterson Inn LLC
Creditor	Timberland Bank
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	34% interest, 52 weeks
Description of Collateral	All of Patterson Inn LLC's now existing or hereafter created or arising personal property (referred to, collectively, as the "**Collateral**") including, without limitation, all of Patterson Inn LLC's Accounts (including the Account); Deposit Accounts; Documents; General Intangibles, Goods, Equipment, Inventory, Fixtures, Instruments, Money, Supporting Obligations; property of Patterson Inn LLC held by Lender or any other party for whom Lender is acting as agent, including, without limitation, all property of every description now or hereafter in the possession or custody of or in transit to Lender or such other party for any purpose, including, without limitation, safekeeping, collection or pledge, for the account of Patterson Inn LLC or as to which Patterson Inn LLC may have any right or power; other goods and personal property of Patterson Inn LLC, wherever located, whether tangible or intangible, and whether now owned or hereafter acquired, existing, leased or consigned by or to Patterson Inn LLC; and, to the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for and rents, profits and products of each of the foregoing.

Other Material Terms	Time is of the essence with respect to the agreement.
Maturity Date	52 weeks
Date Entered Into	01/05/2022

Type	Credit Card
Creditor	American Express
Amount Outstanding	$24,116.30
Interest Rate and Amortization Schedule	Various
Description of Collateral	None
Other Material Terms	None
Maturity Date	Revolving
Date Entered Into	Various

Type	EIDL Loan
Borrower	Patterson Inn LLC
Creditor	SBA
Amount Outstanding	$231,800
Interest Rate and Amortization Schedule	3.75%, $1,173 monthly
Description of Collateral	For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the

	Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
	For loan amounts greater than $500,000, Borrower agrees to also provide a Deed of Trust/Mortgage on the business real property, if available, prior to any new or additional disbursement of loan funds. Borrower is not required to provide a Deed of Trust/Mortgage on any business real property that is Borrower's primary residence, but must provide other real property collateral if available. Real property collateral is in addition to the business assets collateral requirement stated above.
	For loan amounts of $25,000 or less, SBA is not taking a security interest in any collateral.
Other Material Terms	Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and for loans of more than $25,000 to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which will be deducted from the Loan amount stated above.
Maturity Date	May 9, 2050
Date Entered Into	May 9, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Chris Chiari	33,420,000 shares of Class A Common Stock; 420 shares of Class B Common Stock	98%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The 420 Hotels, Inc. (the "**Company**") was incorporated on April 20, 2021 under the laws of the State of Nevada, and is headquartered in Denver, CO.

The Company conducts its business through its wholly-owned subsidiary Castle of Quality LLC, a Colorado limited liability company, formed on May 17, 2018, Patterson Inn LLC, a Colorado limited liability company, formed on May 17, 2018, and 12 Spirits Tavern LLC, a Colorado limited liability company, formed on November 4, 2021. The Company also conducts business through The 420 Denver, a Colorado corporation, incorporated on August 26, 2021, of which the Company holds 40% equity ownership.

Cash and Cash Equivalents

Description of cash and cash equivalents from the financial statements.

As of April 30, 2022 the Company had an aggregate of $217,579.83 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make any material capital expenditures in the near future to build the lounge and add two guest rooms, based upon the success of the Offering.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$1,500	15,000,000	General Corporate	April 20, 2021	Section 4(a)(2)
Class B Common Stock	N/A	420	General Corporate	April 20, 2021	Section 4(a)(2)
Class A Common Stock	$1,500,000*	15,000,000	General Corporate	January 1, 2022	Section 4(a)(2)
Class A Common Stock	N/A	1,050,000	General Corporate	October 19-Present	Section 4(a)(2)
Class A Common Stock	$1,000	10,000,000	General Corporate	April 20, 2021	Section 4(a)(2)
Class A Common Stock	N/A	420,000	General Corporate	January 1, 2022	Section 4(a)(2)
Convertible Promissory Note	$1,500,000	1 Convertible Note	General Corporate	May 21, 2021	Section 4(a)(2)

*Fair market value of cash and non-cash consideration contributed by Mr. Chiari.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On April 20, 2021, the Company issued 8,000,000 shares of Class A Common Stock to Chris Chiari for costs related to start up and 10,000,000 shares of Class A Common Stock for the assignment of certain intellectual property and web domains which establish common branding for the Company's hotel brand.
- On April 20, 2021, the Company issued 420 shares of Class B Common Stock to Chris Chiari.
- On January 1, 2022, pursuant to the Continent Contribution Agreement, Chris Chiari, as 100% holder of the membership interests in Castle of Quality LLC and Patterson Inn LLC, contributed 100% interest in Castle of Quality LLC to the Company and each of the licenses and permits held by, or issued in the name of, the Patterson Inn LLC, in exchange for a convertible promissory note.
- On January 1, 2022, the Company issued 15,000,000 shares of Class A Common Stock and 420,000 shares of Class A Common Stock for the Class B Common Stock Dividend to Chris Chiari for the following: 1) the conversion of a convertible promissory note, 2) the totality of the assets of the property and 3) all operating companies associated with the operations of the Patterson Inn, the aggregate fair market value of which is approximately $1,500,000.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 1, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $200 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chris Chiari
_____
(Signature)

Chris Chiari
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Chiari
_____
(Signature)

Chris Chiari
_____
(Name)

Director
_____
(Title)

May 16, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

The 420 Hotels, Inc.
A Nevada Corporation

Financial Statement and Independent Accountant's Review Report
April 20, 2021 (inception)



To the Board of Directors of
The 420 Hotels, Inc.
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statement of The 420 Hotels, Inc. (the "Company") (a Nevada corporation), which comprise the balance sheet as of April 20, 2021 (inception) and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statement does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 9, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

THE 420 HOTELS, INC.
BALANCE SHEET
As of April 20, 2021 (inception)

ASSETS
Current Assets:

Cash and cash equivalents	$	-
Total current assets		-
Website domain		1,000
TOTAL ASSETS	$	1,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholders' Equity:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of April 20, 2021 (inception)		-
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 25,000,000 shares issued and outstanding as of April 20, 2021 (inception)		2,500
Class B common stock, $0.0001 par value, 420 shares authorized, 420 shares issued and outstanding as of April 20, 2021 (inception)		-
Subscription receivable		(1,500)
Additional paid-in capital		-
Retained earnings		-
Total stockholders' equity		1,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

THE 420 HOTELS, INC.
NOTES TO THE FINANCIAL STATEMENT
As of April 20, 2021 (inception)

NOTE 1: NATURE OF OPERATIONS

The 420 Hotels, Inc. (the "Company") is a corporation organized April 20, 2021 under the laws of Nevada. The Company was formed to develop and operate hotel chains where guests will be able to consume cannabis onsite in legally licensed lounges. The idea is to convert intimate boutique hotels into high-end, members only cannabis consumption clubs merged with luxury overnight accommodations.

As of April 20, 2021 (inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 20, 2021 (inception), the Company has not established a deposit account with a financial institution.

Website Domain

The Company capitalizes website domain costs. The impairment test for these identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $0 as of April 20, 2021 (inception). The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $0 as of April 20, 2021 (inception).

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY

As of April 20, 2021 (inception), the Company's certificate of incorporation authorized the Company to issue preferred stock and common stock, including Class A and Class B common stock.

The Company is authorized to issue 10,000,000 shares of preferred stock, 100,000,000 shares of Class A common stock, and 420 shares of Class B common stock. All classes of stock have a par value of $0.0001 per share.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Class A common stock shall have the right to one vote per share. Each holder of Class B common stock shall have the right to vote for each outstanding share of Class B common stock held to cause the total votes eligible to be cast by all common stock holders to be a) 94.5% with all holders of the outstanding shares of Class B common stock and b) 5.5% with all holders of the outstanding shares of Class A common stock.

Dividends

The holders of Class B common stock shall be entitled to receive dividends on each outstanding share of Class B common stock payable through the issuance of Class A common stock. At the beginning of each year, each holder of Class B common stock shall receive 1,000 shares of Class A common stock for each share of Class B common stock held.

Subject to the preferences applicable to any series of preferred stock and the dividend payable to the holders of Class B common stock, shares of Class A and Class B common stock shall be treated equally on a per share basis with respect to any dividends as may be declared by the Board of Directors.

Liquidation

Subject to the preferences applicable to any series of preferred stock, the shares of Class A and Class B common stock are entitled to the net assets of the Company upon dissolution.

THE 420 HOTELS, INC.
NOTES TO THE FINANCIAL STATEMENT
As of April 20, 2021 (inception)

Redemption

Preferred stock and Class A common stock do not have any redemption rights. Class B common stock is subject to redemption at 25% of the then fair value (as defined in the articles of incorporation) if and upon the termination of the Company's founder.

Conversion

Each share of Class B common stock shall be convertible, at the option of the holders, at any time after the date of issuance, into one share of Class A common stock. Each share of Class B common stock shall automatically be converted into one share of Class A common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class B common stock.

Upon the fully diluted number of shares of outstanding common stock exceeding 250,000,000 shares, each share of Class B common stock shall automatically converted into one share of Class B common stock.

Transactions

Effective April 20, 2021, the Company issued 420 shares of Class B common stock to the founder.

Effective April 20, 2021, the Company issued 15,000,000 shares of Class A common stock at par value.

Effective April 20, 2021, the Company issued 10,000,000 shares of Class A common stock at a fair value of $1,000 pursuant to an intellectual property agreement with the founder (see Note 6).

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: RELATED PARTY TRANSACTIONS

Effective April 20, 2021, the Company entered into an intellectual property agreement with its founder for the assignment of all intellectual property ("IP)" assets related to the 420 Hotels concept for a value of $1,000. In exchange for the IP assignment to the Company, the Company issued 10,000,000 shares of Class A common stock to the founder.

THE 420 HOTELS, INC.
NOTES TO THE FINANCIAL STATEMENT
As of April 20, 2021 (inception)

NOTE 7: SUBSEQUENT EVENTS

In October 2021, the Company entered into consulting agreements and issued an aggregate of 300,000 shares of Class A common stock.

Management's Evaluation

Management has evaluated subsequent events through January 9, 2021, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 

Company Name	The 420 Hotels

Logo



Headline	A new chain of boutique hotels and on-site cannabis consumption lounge

Slides









Tags	Real Estate, Cannabis, Coming Soon, Hotels & Hospitality, Commercial Real Estate, Real Estate

---

Pitch text

Summary

- This offering pertains to the entire hotel parent company
- Initial property is the Patterson Inn at 420 E 11th in Denver, Colorado
- 9+ yrs of hotel operations and over $1M+ revenue over the last 3 yrs
- Includes licensed cannabis consumption lounge expansion (license pending)

- 1st in the nation to pair 4-star overnight lodging and cannabis hospitality
- Offering includes the property, hotel operations, unique licensing
- Also includes 50 reserved URLs for chain expansion as regulations permit

Introduction

A new strain of hotel chain

At 420 E. 11th Ave in downtown Denver, an iconic hotel is the seed for an ambitious concept. The 420 Hotels aspires to be at the forefront of a new type of cannabis hospitality—a chain of boutique properties that combine high-end hotel accommodations with a members-only cannabis club.

This offering pertains to equity in the entire hotel chain, with terms set out in the investment agreement.

While the cannabis industry is booming, the cannabis tourism industry has been held back by a lack of state and local regulations. In March, Forbes reported that sales rose 46% nationwide in 2020, and that 48% of adults in Colorado partake—the highest percentage in the country.

Complimenting this backdrop of market growth, The 420 Hotels founder Chris Chiari acquired a unique property to serve as an initial and keystone location.

The 420 Hotels fills a need in the market by pairing four-star overnight accommodations with a licensed cannabis consumption lounge.

Initial Property

The 420 Denver

Constructed in 1891, the Patterson Inn is a 10 bedroom, 14 bath French Chateau in the heart of downtown Denver. It was renovated in 2011 and reopened in 2012 as the Patterson Inn—currently the #4 Denver B&B on Tripadvisor. The property includes a commercial kitchen, tavern, event space, and all operating licenses.

The inn's address at 420 E 11th is an inherent branding asset that aligns with the mission of The 420 Hotels—converting the Patterson Inn from a bed and breakfast, into a high-end boutique hotel and the carriage house into a cannabis consumption lounge, The 420 Denver.

Conversion

Legal, safe, and sophisticated

Centered around the largest growth segment in cannabis consumers—adults 50 years and older—"The 420 Denver" will offer a safe and sophisticated location to consume cannabis, along with guest service representatives who can provide advice and safe practices, especially to novices.

With a re-zoning approval in Q3 of '21 the company is now planning improvements to increase both revenue and the property's appeal through added inventory and the addition of unique amenity:

- Remodel of the carriage house with the lounge addition
- Addition of two more hotel guest rooms
- Improvements to the pub and kitchen

Projected Operations- The 420 Denver:

	FY2023(projected)*	FY2024(projected)*	FY2025(projected)*	FY2026(projected)*
Income Lodging	542,000	591,000	640,000	690,000
Income Events	10,000	25,000	40,000	60,000
Coffee Shop Tavern	75,000	125,000	200,000	250,000
Membership	42,000	84,000	126,000	168,000
CBD Upgrade and Merch (revenue after cost)	20,000	30,000	35,000	40,000
Expenses	500,000	575,000	625,000	675,000
Net Profit	189,000	280,000	416,000	533,000

*Assumptions: 2023 room occupancy of 55% with increase in annual room occupancy FY2024 to 60% and FY2025 to 65% and FY2026 to 70%. Assumes a 20% increase in room rates over current average of $250/night. Assumes membership of 100 members FY2023, 200 members FY2024, 300 members FY2025 and 400 members FY2026.

Business Model

Blazing a new trail

Cannabis hospitality has quickly become a hot news topic. Cannabis consumption lounges are being proposed in states across the country, many of which have yet to formalize the regulations needed to license a business of this kind. While many have operated in the "cannabis friendly" space, the path to licensing commercial cannabis hospitality offers a new dawn in the still-emerging cannabis industry and removes a layer of uncertainty. It also offers, for the first time, a safe space for consumers both experienced and curious.

The 420 Hotels is pairing four-star hospitality with legal and licensed on-site cannabis consumption, bringing to market one of the most unique and exciting new amenities in America.

Built around our core asset, the property located at 420 E 11th Ave in Denver, Colorado, along with hotel operations, tavern and intellectual property, the company sets out to launch not just a location, but a brand.

With our 50+ secured domains the company looks to take the guest experience and service established at the Patterson Inn and expand our culture and vision to other properties as laws and markets mature and offer a path to licensing further locations and lounges.

Market

Leading the way

Colorado was one of the first states to legalize adult cannabis cultivation, distribution, possession and consumption. As of Spring 2021, Colorado now allows for the licensing of cannabis consumption businesses regulated through the Department of Revenue Marijuana Enforcement Division. The City of Denver passed local regulation in April of 2021 and accepted the first application in November of 2021.

The new state rules require business licensing—like hospitality—as well as a principal owner who is approved by the state and meets its background and integrity standards. The principal of this offering, Chris Chiari, currently possesses five unique business licenses in the city of Denver (Lodging, Liquor, Restaurant, Cabaret, and Cannabis). The 420 Denver is currently pending final licensing from the City and County of Denver.

The 420 Hotels is unique in that it builds off the success of the current hotel offering, adding the convenience of on-site consumption as an amenity through The 420 Denver cannabis lounge.

Competition

From scrounging to lounging

As the first hotel in America poised to add licensed cannabis hospitality as an amenity, we are peerless. Though several businesses operate as "cannabis friendly," this new path to licensing leaves us in a field alone. Cannabis hospitality is expected to boom in the near future, but for the moment, and with this opportunity, we enter a new frontier together.

Vision

Expanding the use

Patterson Inn currently features nine en-suite guest rooms as well as a neighborhood basement tavern. Improvements include the addition of two new guest rooms on the second floor of the carriage house, and adding the cannabis consumption lounge on the first floor.

The company has been working with DAS Architects to design key improvements to the property focused on the carriage house.



Through the addition of added guest rooms, the property will move from Bed & Breakfast to Boutique Hotel, with the addition of the first-in-the-nation, on-site,

licensed cannabis consumption lounge as an amenity to the hotel.


1ST FLOOR PLAN
THE 420 HOTEL CARRIAGE HOUSE: 12.13.2021 DESIGN DEVELOPMENT
DAS
ARCHITECTURE
INTERIORS
FURNISHINGS


PLAN | GUESTROOMS
THE 420 HOTEL CARRIAGE HOUSE
DAS
ARCHITECTURE
INTERIORS
FURNISHINGS

Offering

Opening the door to cannabis hospitality

The 420 Hotels is a first-in-the-nation cannabis hospitality lounge and boutique hotel. The company currently owns as wholly owned subsidiaries: the Patterson Inn (hotel operations and licensing), 12 Spirits Tavern (tavern operation and

licensing), and Castle of Quality (property owner). The company is currently licensed-to-own in the Colorado state regulated cannabis industry and holds a 40% ownership in The 420 Denver (our pending licensed cannabis consumption lounge).


Organizational Structure
Castle of Quality LLC
Colorado LLC
Holds the property at 420 E 11th Ave, Denver
100% Wholly Owned Subsidiary
The 420 Denver
(CO) C Corp
Cannabis Consumption
Lounge Licensee
40% Partially Owned Subsidiary (60% Social Equity Partner, Chris Chiari)
The 420 Hotels Inc
(NV) C Corp
12 Spirits Tavern LLC
Colorado LLC
Tavern Operations
Holds Tavern and Cabaret Licenses
100% Wholly Owned Subsidiary
Patterson Inn LLC
Colorado LLC
Hotel Operations
Holds Lodging and Restaurant
Licenses
100% Wholly Owned Subsidiary

The 420 Hotels concept intends to expand to multiple locations over the next several years, as more municipalities and states across the country pass laws that allow for on-site consumption of cannabis in commercial establishments.

The company owns unique web domains that create common branding and shows the growth ambitions of the company as we expand the brand into other markets.


The 420 Hotels Inc - IP
The420Hotels.com
The420Denver.com
The420Aspen.com
The420DC.com
The420LV.com
The420SinCity.com
The420LA.com
The420LosAngeles.com
The420NewYork.com
The420NYC.com
The420.NYC
The420NewOrleans.com
The420Miami.com
The420FL.com
The420Austin.com
The420Alexandria.com
The420Arlington.com
The420Norfolk.com
The420Boston.com
The420Worcester.com
The420Chicago.com
The420Atlanta.com
The420Detroit.com
The420Portland.com
The420Seattle.com
The420SanFrancisco.com
The420SanDiego.com
The420NJ.com
The420NewJersey.com
The420PA.com
The420Philadelphia.com
The420Philly.com
The420Phoenix.com
The420Dallas.com
The420Amsterdam.com
The420AMS.com
The420Barcelona.com
The420Lisbon.com
The420Bermuda.com
The420Prague.com
The420Toronto.com
The420Rome.com
The420Berlin.com
The420Taranto.com
The420Paris.com
The420UK.com
The420London.com
The420Virginia.com
The420VirginiaBeach.com
The420OnTheBeach.com
This is a current list of all domains already secured and owned by the company.

Management

Chris Chiari



Chris Chiari is an entrepreneur and award-winning film producer. He has a wealth of experience in corporate strategy and government relations. Skilled in marketing and messaging, he has engaged exclusively with the cannabis industry since 2011 and has held an owner's badge for over the last five years.

Chris has owned and operated Denver's historic Patterson Inn since 2018, the keystone of The 420 Hotels portfolio. As CEO, he uses his expertise in hospitality, operations, and community outreach to address the stigmas and ignorance that still exist around cannabis use, while creating a unique and upscale environment for cannabis consumption.

Public Enemy Number One, a film by Chris Chiari, is a feature documentary about the War on Drugs, and counts entertainer Ice-T as one of its executive producers. The film won awards for Best Producer and Best Storyteller at its world premiere at DOC LA 2019 and Best Documentary at the 2020 Seattle Film Festival. It is currently available for rent on Amazon Prime and streaming on Pluto TV and Tubi. Chris is a former Deputy Director of Colorado NORML, serving for over eight years.

When not working on The 420 Hotels portfolio, Chris likes to stay involved with grassroots advocacy and advancing social reform: he was one of the five members of the petitioners committee of Denver's successful 2019 psilocybin ballot initiative. In his free time Chris can be found on the rail at a Twiddle show.

Team

The Robert Paul Group, Inc.	Robert P. Volosevich, Jr.	Connects people with integrated branding, marketing and communications strategies. He's created game-changing media events, A-list performances, tours of natural disasters, and some of the largest political rallies in history.
DAS Architects, Inc	Architect & Design Firm	DAS Architects believes that in order to deliver on a client's needs, you must look at space holistically. That what you put in a room, is just as important as how the room is built. DAS doesn't build buildings, or even rooms. We create experiences.

Alina Lekser	Board of Advisors	Alina Lekser is experienced in M&A transactions, strategy and partnerships. Lekser is an alumna of GWU School of Business in DC, with a background in real estate, international trade, sales, business management, branding and business development.
Andrew Mieure	Cannabis Hospitality Strategist and Consultant	Andrew Mieure, the founder of Top Shelf Budtending, has an extensive track record in the responsible and lawful handling, managing and serving of cannabis and cannabis products in dispensary, consumption lounge, event and wedding settings.

	Scott Allen	General Manager of Denver Operations	Scott Allen is an award winning mixologist and hospitality professional. His experience and hands on management has been a key to the success of the Patterson Inn over the last 3+ years.
	Chris Chiari	Founder/CEO	Chris Chiari is a driven entrepreneur and award-winning film producer. He has engaged exclusively with the cannabis industry since 2011, and operates Denver's historic Patterson Inn, the keystone of The 420 Hotels portfolio.

Perks

$420	Limited Edition Signature Hat Pin
$710	Limited Edition GrassRoots California Custom Hat exclusive to this campaign.

$1,000	Limited Edition Signature Hat Pin Limited Edition GrassRoots California Custom Hat
$2,500	Custom GrassRoots California Robe Limited Edition Signature Hat Pin Limited Edition GrassRoots California Custom Hat
$5,000	Founder's Club Membership-good for 420 total visits to any The 420 Hotels lounges Custom GrassRoots California Robe Limited Edition Signature Hat Pin Limited Edition GrassRoots California Custom Hat
$10,000	Founder's Club 10 Year Membership 2x Custom GrassRoots California Robe 2x Limited Edition Signature Hat Pin 2x Limited Edition GrassRoots California Custom Hat
$25,000	Founder's Club Lifetime Membership 1 Room for 2 nights at the adjacent Patterson Inn and 2 tickets to the Grand Opening of The 420 Denver Lounge. 2x Custom GrassRoots California Robe 2x Limited Edition Signature Hat Pin 2x Limited Edition GrassRoots California Custom Hat

FAQ

The company owns all of the entities as wholly owned subsidiaries except for the cannabis business license, why?	Under Colorado law cannabis hospitality licenses are unique and restricted for the first six year. The Founder of our company hold the unique suitability required and is partnered with The 420 Hotels on the license with the company holding 40% ownership in the cannabis hospitality license.
Can you purchase cannabis products on-site?	No, we are a bring your own cannabis lounge model. Our neighborhood is host to a half dozen dispensaries within a short walk of the property. We, as a company, believe that the market for cannabis sales is healthy, but lacking this final solution around legal cannabis consumption.
Is this the lounge similar to a bar?	No, since we are a bring your own cannabis model we are not like a bar. The space is designed to be safe and sophisticated and to be a compliment to the adjacent accommodations. Access will be limited to guests of the adjacent property and their guests as well as limited annual members and their guests.
When do you expect to be fully licensed and open?	Construction ready designs are complete and we are ready to break ground with the conclusion of this offering. Expected opening is Q4 of 2022.

How is this different from "cannabis friendly?"	The 420 Denver is licensed with the state of Colorado and upon buildout will have a license from the City of Denver to operate a cannabis consumption space as a commercial business. "Cannabis friendly" refers to establishments that look the other way and though common, is not a legal commercial business.
What do you mean by licensed cannabis consumption?	Cannabis Hospitality is regulated by the Colorado Department of Revenue through its Marijuana Enforcement Division (MED) and at the local level by Excise and License at the City of Denver. The 420 Hotels has been found suitable by the MED and The 420 Denver currently holds a conditional license with the state to operate the lounge, with the City license pending buildout.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE 420 HOTELS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], The 420 Hotels, Inc., a Nevada corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Nevada, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

The 420 Hotels, Inc.

By:
Name: Chris Chiari
Title: Chief Executive Officer
Address: 420 E 11th Ave, Denver, CO 80203
Email: chris@the420hotels.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 (the "**Security**") issued by The 420 Hotels, Inc., to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of The 420 Hotels, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

THE 420 HOTELS, INC.

By:

Name: Chris Chiari

Date:

NOMINEE:

REPUBLIC INVESTMENT SERVICES LLC

By:

Name: Youngro Lee , CEO

Date:

EXHIBIT D

Testing the Waters





Company Name	The 420 Hotels

Logo



Headline	A new chain of boutique hotels and on-site cannabis consumption lounge

Slides









Tags   Real estate, Coming soon, Cannabis, Travel & hospitality, Real Estate

---

Pitch text

Summary

- This offering pertains to the entire hotel parent company

- Initial property is the Patterson Inn at 420 E 11th in Denver, Colorado

- 9+ yrs of hotel operations and over $1M+ revenue over the last 3 yrs

- Includes licensed cannabis consumption lounge expansion (license pending)

- 1st in the nation to pair 4-star overnight lodging and cannabis hospitality

- Offering includes the property, hotel operations, unique licensing
- Also includes 50 reserved URLs for chain expansion as regulations permit

Introduction

A new strain of hotel chain

At 420 E. 11th Ave in downtown Denver, an iconic hotel is the seed for an ambitious concept. The 420 Hotels aspires to be at the forefront of a new type of cannabis hospitality—a chain of boutique properties that combine high-end hotel accommodations with a members-only cannabis club.

This offering pertains to equity in the entire hotel chain, with terms set out in the investment agreement.

While the cannabis industry is booming, the cannabis tourism industry has been held back by a lack of state and local regulations. In March, Forbes reported that sales rose 46% nationwide in 2020, and that 48% of adults in Colorado partake—the highest percentage in the country.

Complimenting this backdrop of market growth, The 420 Hotels founder Chris Chiari acquired a unique property to serve as an initial and keystone location.

The 420 Hotels fills a need in the market by pairing four-star overnight accommodations with a licensed cannabis consumption lounge.

Initial Property

The 420 Denver

Constructed in 1891, the Patterson Inn is a 10 bedroom, 14 bath French Chateau in the heart of downtown Denver. It was renovated in 2011 and reopened in 2012 as the Patterson Inn—currently the #4 Denver B&B on Tripadvisor. The property includes a commercial kitchen, tavern, event space, and all operating licenses.

The inn's address at 420 E 11th is an inherent branding asset that aligns with the mission of The 420 Hotels—converting the Patterson Inn from a bed and breakfast, into a high-end boutique hotel and the carriage house into a cannabis consumption lounge, The 420 Denver.

Conversion

Legal, safe, and sophisticated

Centered around the largest growth segment in cannabis consumers—adults 50 years and older—"The 420 Denver" will offer a safe and sophisticated location to consume cannabis, along with guest service representatives who can provide advice and safe practices, especially to novices.

With a re-zoning approval in Q3 of '21 the company is now planning improvements to increase both revenue and the property's appeal through added inventory and the addition of unique amenity:

- Remodel of the carriage house with the lounge addition
- Addition of two more hotel guest rooms
- Improvements to the pub and kitchen

Projected Operations- The 420 Denver:

	FY2023(projected)*	FY2024(projected)*	FY2025(projected)*	FY2026(projected)*
Income Lodging	542,000	591,000	640,000	690,000
Income Events	10,000	25,000	40,000	60,000
Coffee Shop Tavern	75,000	125,000	200,000	250,000
Membership	42,000	84,000	126,000	168,000
CBD Upgrade and Merch (revenue after cost)	20,000	30,000	35,000	40,000
Expenses	500,000	575,000	625,000	675,000
Net Profit	189,000	280,000	416,000	533,000

*Assumptions: 2023 room occupancy of 55% with increase in annual room occupancy FY2024 to 60% and FY2025 to 65% and FY2026 to 70%. Assumes a 20% increase in room rates over current average of $250/night. Assumes membership of 100 members FY2023, 200 members FY2024, 300 members FY2025 and 400 members FY2026.

Business Model

Blazing a new trail

Cannabis hospitality has quickly become a hot news topic. Cannabis consumption lounges are being proposed in states across the country, many of which have yet to formalize the regulations needed to license a business of this kind. While many have operated in the "cannabis friendly" space, the path to licensing commercial cannabis hospitality offers a new dawn in the still-emerging cannabis industry and removes a layer of uncertainty. It also offers for the first time a safe space for consumers both experienced and curious.

The 420 Hotels is pairing four-star hospitality with legal and licensed on-site cannabis consumption, bringing to market one of the most unique and exciting new amenities in America.

Built around our core asset, the property located at 420 E 11th Ave in Denver, Colorado, along with hotel operations, tavern and intellectual property, the company sets out to launch not just a location, but a brand.

With our 50+ secured domains the company looks to take the guest experience and service established at the Patterson Inn and expand our culture and vision to other properties as laws and markets mature and offer a path to licensing further locations and lounges.

Market

Leading the way

Colorado was one of the first states to legalize adult cannabis cultivation, distribution, possession and consumption. As of Spring 2021, Colorado now allows for the licensing of cannabis consumption businesses regulated through the Department of Revenue Marijuana Enforcement Division. The City of Denver passed local regulation in April of 2021 and accepted the first application in November of 2021.

The new state rules require business licensing—like hospitality—as well as a principal owner who is approved by the state and meets its background and integrity standards. The principal of this offering, Chris Chiari, currently possesses five unique business licenses in the city of Denver (Lodging, Liquor, Restaurant, Cabaret, and Cannabis). The 420 Denver is currently pending final licensing from the City and County of Denver.

The 420 Hotels is unique in that it builds off the success of the current hotel offering, adding the convenience of on-site consumption as an amenity through The 420 Denver cannabis lounge.

Competition

From scrounging to lounging

As the first hotel in America poised to add licensed cannabis hospitality as an amenity, we are peerless. Though several businesses operate as "cannabis friendly," this new path to licensing leaves us in a field alone. Cannabis hospitality is expected to boom in the near future, but for the moment, and with this opportunity, we enter a new frontier together.

Vision

Expanding the use

Patterson Inn currently features nine en-suite guest rooms as well as a neighborhood basement tavern. Improvements include the addition of two new guest rooms on the second floor of the carriage house, and adding the cannabis consumption lounge on the first floor.

The company has been working with DAS Architects to design key improvements to the property focused on the carriage house.



Through the addition of added guest rooms, the property will move from Bed & Breakfast to Boutique Hotel, with the addition of the first-in-the-nation, on-site, licensed cannabis consumption lounge as an amenity to the hotel.





1ST FLOOR PLAN
THE 420 HOTEL CARRIAGE HOUSE: 12.13.2021 DESIGN DEVELOPMENT
DAS
ARCHITECTURE
INTERIORS
FURNISHINGS





PLAN | GUESTROOMS
THE 420 HOTEL CARRIAGE HOUSE.
DAS
ARCHITECTURE
INTERIORS
FURNISHINGS

Offering

Opening the door to cannabis hospitality

The 420 Hotels is a first-in-the-nation cannabis hospitality lounge and boutique hotel. The company currently owns as wholly owned subsidiaries: the Patterson Inn (hotel operations and licensing), 12 Spirits Tavern (tavern operation and licensing), and Castle of Quality (property owner). The company is currently licensed-to-own in the Colorado state regulated cannabis industry and holds a 40% ownership in The 420 Denver (our pending licensed cannabis consumption lounge).


Organizational Structure
Castle of Quality LLC
Colorado LLC
Holds the property at 420 E 11th Ave, Denver
100% Wholly Owned Subsidiary
The 420 Denver
(CO) C Corp
Cannabis Consumption
Lounge Licensee
40% Partially Owned Subsidiary (60% Social Equity Partner, Chris Chiari)
The 420 Hotels Inc
(NV) C Corp
12 Spirits Tavern LLC
Colorado LLC
Tavern Operations
Holds Tavern and Cabaret Licenses
100% Wholly Owned Subsidiary
Patterson Inn LLC
Colorado LLC
Hotel Operations
Holds Lodging and Restaurant Licenses
100% Wholly Owned Subsidiary

The 420 Hotels concept intends to expand to multiple locations over the next several years as more municipalities and states across the country pass laws that allow for on-site consumption of cannabis in commercial establishments.

The company owns unique web domains that create common branding and shows the growth ambitions of the company as we expand the brand into other markets.



The 420 Hotels Inc - IP

The420Hotels.com

The420Denver.com	The420Boston.com	The420Amsterdam.com
The420Aspen.com	The420Worcester.com	The420AMS.com
The420DC.com	The420Chicago.com	The420Barcelona.com
The420LV.com	The420Atlanta.com	The420Lisbon.com
The420SinCity.com	The420Detroit.com	The420Bermuda.com
The420LA.com	The420Portland.com	The420Prague.com
The420LosAngeles.com	The420Seattle.com	The420Toronto.com
The420NewYork.com	The420SanFrancisco.com	The420Rome.com
The420NYC.com	The420SanDiego.com	The420Berlin.com
The420.NYC	The420NJ.com	The420Taranto.com
The420NewOrleans.com	The420NewJersey.com	The420Paris.com
The420Miami.com	The420PA.com	The420UK.com
The420FL.com	The420Philadelphia.com	The420London.com
The420Austin.com	The420Philly.com	The420Virginia.com
The420Alexandria.com	The420Phoenix.com	The420VirginiaBeach.com
The420Arlington.com	The420Dallas.com	The420OnTheBeach.com
The420Norfolk.com		

This is a current list of all domains already secured and owned by the company.

Management



Chris Chiari

Chris Chiari is an entrepreneur and award-winning film producer. He has a wealth of experience in corporate strategy and government relations. Skilled in marketing and messaging, he has engaged exclusively with the cannabis industry since 2011 and has held an owner's badge for over the last five years.

Chris has owned and operated Denver's historic Patterson Inn since 2018, the keystone of The 420 Hotels portfolio. As CEO, he uses his expertise in hospitality, operations, and community outreach to address the stigmas and ignorance that still exist around cannabis use, while creating a unique and upscale environment for cannabis consumption.

Public Enemy Number One, a film by Chris Chiari, is a feature documentary about the War on Drugs, and counts entertainer Ice-T as one of its executive producers. The film won awards for Best Producer and Best Storyteller at its world premiere at DOC LA 2019 and Best Documentary at the 2020 Seattle Film Festival. It is currently available for rent on Amazon Prime and streaming on Pluto TV and Tubi. Chris is a former Deputy Director of Colorado NORML, serving for over eight years.

When not working on The 420 Hotels portfolio, Chris likes to stay involved with grassroots advocacy and advancing social reform: he was one of the five members of the petitioners committee of Denver's successful 2019 psilocybin ballot initiative. In his free time Chris can be found on the rail at a Twiddle show.

Team

DAS Architects, Inc	Architect & Design Firm	DAS Architects believes that in order to deliver on a client's needs, you must look at space holistically. That what you put in a room, is just as important as how the room is built. DAS doesn't build buildings, or even rooms. We create experiences.
Alina Lekser	Board of Advisors	Alina Lekser is experienced in M&A transactions, strategy and partnerships. Lekser is an alumna of GWU School of Business in DC, with a background in real estate, international trade, sales, business management, branding and business development.

Andrew Mieure	Cannabis Hospitality Strategist and Consultant	Andrew Mieure, the founder of Top Shelf Budtending, has an extensive track record in the responsible and lawful handling, managing and serving of cannabis and cannabis products in dispensary, consumption lounge, event and wedding settings.
Scott Allen	General Manager of Denver Operations	Scott Allen is an award winning mixologist and hospitality professional. His experience and hands on management has been a key to the success of the Patterson Inn over the last 3+ years.

| Chris Chiari | Founder/CEO | Chris Chiari is a driven entrepreneur and award-winning film producer. He has engaged exclusively with the cannabis industry since 2011, and operates Denver's historic Patterson Inn, the keystone of The 420 Hotels portfolio. |

Perks

$420	Limited Edition Signature Hat Pin
$710	Limited Edition GrassRoots Custom Hat exclusive to this campaign.
$1,000	Limited Edition Signature Hat Pin Limited Edition GrassRoots Custom Hat
$2,500	Custom GrassRoots Robe Limited Edition Signature Hat Pin Limited Edition GrassRoots Custom Hat
$5,000	Founder's Club Membership-good for 420 total visits to any The 420 Hotels lounges Custom GrassRoots Robe Limited Edition Signature Hat Pin Limited Edition GrassRoots Custom Hat

FAQ

The company owns all of the entities as wholly owned subsidiaries except for the cannabis business license, why?	Under Colorado law cannabis hospitality licenses are unique and restricted for the first six year. The Founder of our company hold the unique suitability required and is partnered with The 420 Hotels on the license with the company holding 40% ownership in the cannabis hospitality license.
Can you purchase cannabis products on-site?	No, we are a bring your own cannabis lounge model. Our neighborhood is host to a half dozen dispensaries within a short walk of the property. We, as a company, believe that the market for cannabis sales is healthy, but lacking this final solution around legal cannabis consumption.
Is this the lounge similar to a bar?	No, since we are a bring your own cannabis model we are not like a bar. The space is designed to be safe and sophisticated and to be a compliment to the adjacent accommodations. Access will be limited to guests of the adjacent property and their guests as well as limited annual members and their guests.
When do you expect to be fully licensed and open?	Construction ready designs are complete and we are ready to break ground with the conclusion of this offering. Expected opening is Q4 of 2022.

How is this different from "cannabis friendly?"

The 420 Denver is licensed with the state of Colorado and upon buildout will have a license from the City of Denver to operate a cannabis consumption space as a commercial business. "Cannabis friendly" refers to establishments that look the other way and though common, is not a legal commercial business.

What do you mean by licensed cannabis consumption?

Cannabis Hospitality is regulated by the Colorado Department of Revenue through its Marijuana Enforcement Division (MED) and at the local level by Excise and License at the City of Denver. The 420 Hotels has been found suitable by the MED and The 420 Denver currently holds a conditional license with the state to operate the lounge, with the City license pending buildout.

Cannabis Radio
Hospitality for the Cannabis Aficionado with Chris Chiari of The 420 Hotels
Host: Jorge Hermida
Guest: Chris Chiari
Date: April 15, 2022

Speaker 1:

We're going to talk about cannabis in the hospitality industry here on Grassroots Marketing, cannabisradio.com. And we're going to learn about the first hospitality business in the country to receive their original license, allowing it to operate at cannabis consumption lounge as an amenity to its hotel, located in Denver, Colorado. And this hurdle helps to mark a new era of safe and legal cannabis consumption. So think of it as the cannabis version of Newhart, remember that show Bob Newhart? What a great show, by the way, that was, I just want to make mention. So what was his name on that show? I'm forget-

Speaker 2:

Bob, wasn't it?

Speaker 1:

No. Yeah, but I forget his last name. I'll find that out as I talk to our guest right here, the CEO and founder of The 420 Hotels, Chris Chiari. Chris, thanks for being with us.

Chris Chiari:

Thanks so much. Chiari, just-

Speaker 1:

Chiari.

Chris Chiari:

If you can say Chianti, you can say Chiari.

Speaker 1:

Wonderful. Well, thanks for being on with us. Really appreciate it. And I always had to think where I really was. I really enjoyed as a kid, I was thinking, wouldn't it be nice to go ahead... And Dick Louden was Bob Newhart's name on that show. There you go, Dick. Sorry. I had to put that in. But I do enjoy the idea of hotels and travel.

Speaker 1:

And now that we're out of what has been a very lengthy time of stay-in-place and not being able to travel or the inconvenience of having to travel, people are obviously looking to go and find, where's the next destination to go. Denver's a beautiful place. And if anybody has not gone, got to go there for convention and just walking down 16th Street, going through all that, looking at the mountains and all the architecture just around. And what there is to do around there is really great.

Speaker 1:

So Chris, talk to me about the Patterson Inn, which is in the heart of Capitol Hill, and it's a Victorian era boutique Inn that will have this lounge to be converted into a consumption space for guests staying at the hotel. Talk to me about the idea, and why this compliments so well with the hotel experience?

Chris Chiari:

March 7th, of 2011, I actually flew out to Denver and looked at what's at the time, an abandoned property, in the heart of Capitol Hill. And the second I saw the house, it has curb appeal. If you get a chance, go to Pattersoninn.com, you'll see a French Chateau, looks like a castle, sits on a hill. The house tells a story long before I ever came up. What's fun, what's exciting is this 100 year of history is getting a new twist. So the address over the door, it inspired me the first time I saw it. It's 420. The house has been screaming for this opportunity for almost 100 years. And I remember the first impression I had, when I looked up at the house 11 years ago, was, "I want to turn you, this structure, into a cannabis hospitality destination." That was the plan 11 years ago.

Chris Chiari:

The world, if you think about it, cannabis wasn't legal yet. Even when I bought the property four years ago, I've been the owner operator now of a hotel that's been open for nine years, for the last four. And when I bought the property, cannabis hospitality, though, we were on the cusp of what we called I 300 or vaping only. We still hadn't found that path to what it would look like to combust, consume, to smoke cannabis in a licensed commercial setting.

Chris Chiari:

And it is exciting to be at that point, now, holding both the state, conditional, as well as now, the city provisional license. I'm a build-out away. But when I say I'm a build-out away, if you think about any other type of business, restaurant, bar, a conversion of commercial space into new use, it requires build-out licensing. Everything unique to cannabis specific for the licensing now for what I'm looking to do is done. And now what we have to do is a build-out.

Speaker 1:

Now with this Inn, because it's nine suites that are built into this house. I mean, is it really the idea of bringing in and creating the bed and breakfast experience? Just recreating that idea?

Chris Chiari:

No. So we are already an operating bed breakfast, nine rooms. I like to joke with the guests that the difference between boutique hotel and bed breakfast is the number of doilies on the property. There is no doily metrics in this at all.

Speaker 1:
Right.

Chris Chiari:

So really 11 rooms is the difference. We are, as part of our build-out, adding two more rooms. So the goal was to take, what was this already established business, in our case, the team I brought in the work we've done over the last four years is to turn it into one of the most highly regarded hotels now [inaudible 00:04:23] city. And I'm proud of that work and proud of the team and what we do around guest experience.

Chris Chiari:

And then, we're adding. Adding rooms and adding this unique amenity around the first licensed, safe commercial cannabis hospitality lounge as an amenity, as an attractive reason for someone to want to book another overnight. And that's why we're adding the rooms. That's our core business. We're adding to our core inventory.

Speaker 1:

Every room is so detailed and uniquely decorated. I mean, there, the rooms are just beautiful. Just the way they look.

Chris Chiari:

Thank you.

Speaker 1:

It looks like something out of a movie set. They're just so well-decorated. There's so much detail to it. Was this already in place and that you just add upon it?

Chris Chiari:

So I was beat out by two weeks by a mother and son team that purchased the building at the same time that I was looking at it 11 years ago. They did the renovations that opened the hotel. And I remember the day we closed, the mother said to me, "I think you're going to do well with this. I think you're going to enjoy it." Which was the difference.

Chris Chiari:

Of course, I didn't share that I had a passion for the house that went back years by that point. But it has always been my intention. When I pivoted in my career, now, 11 years ago and said, "What am I doing?" Background, a melanoma survivor at 27. I was told not to make long-term plans. So at 37, I got a clean bill of health, had this new lease on life. And the one thing I had only ever been dishonest about was that I was a cannabis consumer, and I wanted to lean into that. I wanted to be honest. I had 10 more years. I wanted everyone to know. And the intention was to create a destination. I got beat out by two weeks, like I said, 11 years ago, but I never let go of that house.

Chris Chiari:

I moved to Denver almost a decade ago. And now, with possession of the property at 420 East 11th, with a world that has caught up to an opportunity like I wanted to bring to market. And now with this path to build-out away from delivering and executing, again, I think this is an exciting amenity. Another attractive reason to say that this hotel is different, highly regarded from the ratings.

Chris Chiari:

Thank you for your critique and viewpoint of the rooms. I'm proud of what we put forward as far as our product. We serve a breakfast you never want to sleep in on, sweet and savory every day. And on top of that, we're adding the safe, sophisticated, licensed legal space. At 11 rooms, I'm not looking to attract every cannabis consumer in the world that is looking for a place. I welcome other professionals to bring those products to market. But for the space that I have and the audience that I believe will be attracted to that. And especially sophistication, safety, and licensed professionals, that want to consume, but don't want to do it in a very open public place. We're adding that amenity to create that privacy, that safe space canna- curious, canna-enthusiast, both alike should find the space comfortable. And that's the goal.

Speaker 1:

And we've been hearing for quite a while that there are a lot of hotel and a lot of properties, or the hospitality industry in general, they've been looking at the idea as the closer they see things going on, where cannabis legalization's getting close to being in fruition. And we know as more states are green lit for adult use or medical use, then we already know there have been places out there where there might be various CBD spa treatments made available, places like the Ritz-Carlton in Los Angeles, or the St. Regis in San Francisco, things like that.

Speaker 1:

But this extra level of now creating a lounge and really just trying to create, where it's wine, spirits, libations, it's that feel of the lounge experience and the rest and relaxation. Talk to me about how, when you've put this together, trying to create... That people are now seeing this as where cannabis can go in terms of lifestyle. I mean, there's one thing to have lifestyle accessories into what you're doing, amongst others, but actually going out among others and having appreciation. And incorporating it in this setup of going to a hotel to have that part. And it's not just because you wanted to make it where, oh, well, you're friendly to it. And people can go ahead and smoke, and they can ingest. No, you want to embrace it. And you want to create it where everybody else is just, it's just a different atmosphere. People are together, and you meet people from like-minded, different areas in this bed and breakfast scenario.

Chris Chiari:

Here in Colorado, we've gotten to legalize. It's now something that's catching on coast-to-coast across the country. And I do hope that we're on that cusp of nationalization. But even in a space where legalization has occurred, normalization, and destigmatization has not yet occurred. And when I stepped into this, my ambition and goal was not to create a castle for cannabis, but to create a space that spoke towards that normalization. And that, again, this is adult use. This is adult recreational use. This isn't something scary. And this is something now that we've been, not only experimenting with, but now executing in a legal market environment for over eight years in Colorado. But it took eight years to get to social consumption.

Chris Chiari:

If you look at my property, what you'll see is again, a 12,000 square foot, currently nine, going to 11 rooms, cannabis hospitality lounge now licensed in the carriage house. And because of the separate businesses, we do have a tavern located in the basement of the main property that's about to open to the public for limited hours, four to nine o'clock, called 12 Spirits. So at the end of the day, again, not just a space that says cannabis, and that's the only thing we do.

Chris Chiari:

This is meant to be not a gimmick, which so many of our opponents to this normalization and this work towards legalization will still try to demonize cannabis. And what I'm working to do is to create that sophisticated space where adults will come in and consume. And that normalization is a product of people you'd never expect coming in and out of a business like this. And being a good neighbor, a good citizen, all those things that are important about a functioning society that cannabis has not unraveled. But yet, even with all the time that's passed this legalization here, we still need that normalization destigmatization.

Chris Chiari:

And that will be true I think even after we see national legalization. But here in Colorado, it is a privilege to be here at the forefront of something unique this far into a space that's become so familiar from the news perspective, or culturally we're accepting cannabis in a new way. But even in legalization, if you're traveling from a state where it's illegal or recently legalized, that likelihood, you'll still look over your shoulder when you consume. That awareness, as you're transitioning from illegal status to legal status, even as people travel, it's fascinating to watch that thought process.

Chris Chiari:

We've wanted to engage sooner. But now that we're actually in the space with the license, we see conversations around concierge service, that is both recommendations of where to go, recommendations of start low, go slow, so that people have especially Canna-novice, good experience and good experiences, and don't find themselves over-indulging. And if they do, we have a team that's there that knows how to give recommendations, whether it's a food or whether it's a beverage, that helps to neutralize some of the excess cannabinoids in your system.

Chris Chiari:

We've evolved so far in the topic around this as a use topic that we are learning best practices. And my goal is to bring those best practices from concierge services, again, into hospitality. You said it before, there will be others that come in this space. Big hotels may one day, but they're not there yet. We still have banking. We still have the issues of capitalization and financing these types of deals. These are hurdles that won't go away overnight. That will still take three to five years to resolve. And I think we have a window to do something really fun here with The 420 Hotels in that time.

Speaker 1:

And it's going to take a long time for some of the larger chains to really try to incorporate something in, because it's going to take time for that. And it really, it's not going to be their field to do well in, I don't think right away, because it's the kind of experiences that you create with

Patterson Inn, there in Colorado, that makes a big difference. And just, you're really, what you're doing is you're glamorizing, you're really making it very sophisticated. And it's part of what you're trying to do when it comes to what you do in terms of advocacy.

Speaker 1:

I mean, it's amazing where you've come from. I mean, there's a lot of your background I haven't even touched the surface on. When it comes to you, being a former deputy director of Colorado NORML, you served there eight years. And you do a lot of grassroots advocacy work when it comes to being a part of the push for the 2019 Psilocybin about initiative in Colorado, in Denver itself, which appreciate that. And I know on Cannabis Radio, we've been focusing a lot more on psychedelics, and how we know it's a parallel treatment that people are seeing, much like cannabis, that also creates that entourage effect, and it's very effective, so we embrace that as well.

Speaker 1:

And then you also did work in terms of your advocacy about doing a documentary on the War on Drugs, Public Enemy Number One. And Ice-T, the rapper and actor was one of the executive producers on that project available to watch an Amazon Prime or streaming on Pluto TV and Tubi, just to make sure you want to catch it. You did that, and you've done this kind of work. And looking at all this now, the entrepreneurship part of you, you've accomplished so much, you've been such an advocate. So Patterson, and that's a definite passion project for you.

Chris Chiari:

Patterson is an extension of the advocacy by bringing to market what that advocacy looks like in the real world. I am a huge fan and a strong supporter of 21 plus recreational adult accessing consumption. I cannot speak with authority on the medical. And I defer to my friends in that, that have their life experience, as well as their medical experience, that bring real credibility to those topics. And I will stand with them every time asked.

Chris Chiari:

But I do focus my effort on this 21 plus recreational. But now involved in cannabis-based license here in Colorado for almost six years. I am not always on the same side of some of the issues around how do we build a vibrant, healthy and truly gold standard market? And I believe we get by being proactive in how we build our businesses so that we do take this responsibility, this burden of license, and then act on it. For me, 21 plus adult consumption, we're going 21 plus at the Patterson Inn. Not because we have to, but because I believe we should.

Chris Chiari:

And the reason is not because we have a tavern, a tavern serves food and soda. Kids can go in there with their family and with their parents. I'm a hotel. Parents could bring a minor into the space. But through a locked door and past a 21 plus age-verified window, I still think that the space as a whole needs to go 21 plus, so that we can start that practice of double IDing everyone. If you're on property, we've identified you. We know that you're 21 plus, whether you come into our bar, come into our hotel, or request to purchase the access-for-the-day-pass into the lounge.

Because if we want this to work. If we don't build these models with an emphasis on 21 plus, then we set ourselves up and the entire industry up potentially for failure.

Speaker 1:

So again, I'm here with Chris Chiari, CEO, and founder of The 420 Hotels. And with that said, the website is the420hotels.com. And what I want to go and find out now is really the Patterson Inn is the standard-bearer for what you're looking to do with this. You're looking to expand to multiple locations over the next several years as more municipalities and states across the country pass laws that allow for onsite consumption of cannabis in commercial establishments. So where do you see the road ahead for 420 Hotels?

Chris Chiari:

Patterson Inn is not our flagship, it's our keystone. If you look at the 420 over the door, it actually sits in the stone arch and a keystone holds the rest of the arch together. What I saw 11 years ago was a place to start, that again, a house that told a story already, but a place to build the story, a narrative of the business that I envisioned. Which is where I'm taking four-star hospitality, pairing it in the sophisticated space with licensed legal, safe cannabis hospitality, tavern on-site. And then taking the structure around the corporate structure, and then using that as the path to other jurisdictions where sometimes conflicting licenses structured right can become complimentary in a structure. The goal is to focus on operating boutique hotels. And then to bring in, usually to underutilized event space, the most exciting and unique amenity in hospitality today.

Chris Chiari:

This one day will have a flagship. I hope it's a city like New York or Chicago. I'm a kid from New York City, raised in New Jersey. Or a kid from New Jersey, raised in New York, and back to New Jersey. But East Coast, I know it well and look forward to bringing this there.

Speaker 1:

Right.

Chris Chiari:

But here in the heart of Denver, Colorado, the heart of the legalization conversation, it is a privilege to bring this product with this address, 420, to market. Like I said, we're a build-out away. Our target is the end of this year. We should be open by third, late third, early fourth quarter of 2022.

Speaker 1:

The420hotels.com. Chris, thank you so much for being on with us. Really appreciate it.

Chris Chiari:

I want to thank you for the time today.

Disclaimer:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

E.159 - Cannabis Hospitality & Social Consumption ft. Chris Chiari, Founder & CEO, The 420 Hotels
Host: Lit & Lucid Guest: Chris Chiari Broadcast date: 5/12/22

Chris Chiari (00:00):

If the house is haunted, my team says very clearly, that the house is on board.

Lucid (00:10):

I think so too. I really do.

Chris Chiari (00:12):

And is as enthusiastic to make this next mark on history.

Lucid (00:17):

This is Lit & Lucid, your after work de-stress smoke-sesh podcast.

Lit (00:22):

I'm your host, Lit.

Lucid (00:24):

And I'm your host, Lucid. And we're going to take you on a journey.

Lit (00:27):

A journey to discover the truth and find the balance.

Lucid (00:30):

Every week we get deep on those thought provoking topics that ooze out of the cannabis universe.

Lit (00:35):

But we also keep it real, by illuminating important issues and people in today's culture.

Lucid (00:40):

So kick back.

Lit (00:41):

Consume your favorite cannabis products, and get cozy in the lit and lucid lifestyle. Welcome everybody to the final episode of our homegrown series, Made in Colorado. We've spoken with some top brands in the industry in ancillary businesses that have shaped the industry both here in Colorado and across the US. We really hope you've enjoyed this season. I know Jared and I have. It's been really fun to talk to all these different companies here in Colorado. But today we are chatting with Chris Chiari. He is the CEO of 420 Hotels, and the owner of the Patterson Inn. The 420 Hotels just became the first hospitality business in the country to receive a provisional license, allowing it to operate a cannabis consumption lounge as an amenity to its hotel located right here in Denver, Colorado. We had the pleasure of touring the Patterson Inn last week, which was really amazing. We can't wait for our listeners to learn more about what's to come here for Denver social consumption and hospitality, which is really exciting, because it's

been a really long road here in Colorado. So super excited. You've tackled this challenge, but with that welcome, Chris.

Chris Chiari (01:55):

Hi, thanks for having me.

Lucid (01:56):

Yeah, absolutely. Thanks for joining us, Chris. And we had a pleasure. Last week, we actually got a tour of the Patterson Inn, and we were absolutely blown away. There's an immense amount of history involved with it. I know Chris has some awesome plans that we're going to get to later that is helping form this, 420 Hotel and the rest of the Patterson Inn. Excited to get to that. But before we get too far down the road, Chris, tell us a little bit more about your journey and how that all led you here forming this cannabis experience.

Chris Chiari (02:26):

I fell in love with the house a little over 11 years ago. It was abandoned building in Denver. I had flown out here with the intention of relocating here to the city, and was selling a place in Fort Lauderdale, Florida, that was substantially smaller, but significantly more expensive, very different markets and economies between South Florida and Denver. At least that was the case 11 years ago. It was abandoned, but it had an address over the door that already told the story. The structure, if you ever go to the website, pattersoninn.com, and soon the website for the hotel, The 420 Hotels Inc, or the420hotels.com, you'll see a French Chateau. [inaudible 00:03:11] 12,000 square foot structure sits on what looks like a little hill in the middle of Capitol Hill, blocks from the state Capitol and from downtown. It tells a story. The house tells a story even before the address, even before I became the owner and started the work I'm doing now. And that was the thing I fell in love with. Personally, I've been a cannabis consumer for well over 30 years.

I don't want anyone to do the math, or have that conversation. I am working really hard to destigmatize and normalize what is this still uncharted territory, or this final mile in cannabis legalization around public consumption, or commercial. And in this case, licensed commercial consumption. We're so close, but I have been consumer for just over 30 years. I'm a melanoma survivor. I didn't smoke cannabis as a relation to that, but I did smoke cannabis as a means of quitting smoking cigarettes. I knew 20 plus years ago, that smoking cannabis was a better alternative. I'm still a smoker. I enjoy the ceremony of consumption. Enjoy sitting back and taking that 15, 20 minutes and smoking a joint. It's very similar to that same experience of being a smoker. But I haven't had a cigarette in 22 years. As a cancer survivor, I remember very clearly they're cutting this large mole off my back. The doctor said, "You have one kind of cancer. Do you want another?"

Lucid (04:39):

No [inaudible 00:04:40].

Chris Chiari (04:40):

I put cigarettes down. It took me another couple weeks, but literally it's been 22 years now this year.

Lucid (04:45):

That's incredible.

Chris Chiari ([04:46](#)):

At that time I was told, "Don't make long term plans. You have five to eight years." 11 years ago, what brought me out here to Denver was, I've had almost 80 moles cut off my body. Many of them in those early stages of converting. What the doctor said was, "You've caught them. You're ahead of the curve. The odds are switched in your favor, go make long term plans." It was a breath of fresh air. Sold the place in Florida, came to Denver. And like I said, I fell in love with a house.

Now, I didn't get that house. It was beat out by two weeks, all that time ago, but it never left my mind. The address 420. Like I said, the house tells a story. The address starts to tell another. And it was my intention the first time I set eyes on that property on March 7th of 2011. I said, "I want to turn you into a marijuana bed and breakfast." Here we are 11 years later. As you've seen, I did not turn the abandoned property into a bed and breakfast. I was beat out by two weeks, 11 years ago. The mother and son team that turned and opened the Patterson Inn, were done with their time at the business four years ago.

Like I said, never let go of the house, and came in and had the opportunity to make the move. And have been operating with a great team, but have been operating now for four years. I's been in business now nine and a half. And we are at our core successful boutique hotel, well regarded, well reviewed in downtown Denver. And it was important for me to make sure that the product was sound, that the guests, they loved the experience of what we delivered. We had the culture of how we wanted to execute hospitality. Then add a cannabis consumption lounge. I don't want anyone to look at my business and say, "This is just a gimmick to add weed." I have 30 plus years now of being engaged in the space. I have 11 very vocal, active engaged years of being not just a consumer, but an advocate around policy around what rules and reform look like. This is now me executing those 11 years plus other experience in bringing this product to market.

Lit ([07:01](#)):

Yeah, absolutely. I have a bunch of different thoughts that have come up. It was incredible for us to come and visit the hotel, because right when we drove up, it is this massive presence, right?

Chris Chiari ([07:12](#)):

Yeah.

Lit ([07:13](#)):

I mean, especially in downtown Denver. What I thought was really interesting. I told you when we met that I didn't really care about the history, but I did really appreciate what you had to share with us. So will you tell us a little bit more about the history of the Patterson Inn, and how it all got started back the late 1800s I think in Denver?

Chris Chiari ([07:31](#)):

So yeah. The house is built. 1891 is the Keystone, 1893 is the first family moving in. I think what you're getting at and what people should know. Yes, cannabis, hospitality, destination, but it's also purported as an old Victorian to be haunted. And so some of that dates back to its early history, but the first family was only there for about six months. A man named Thomas Croak builds the house. His wife passed before they moved in. His mother passed not long after buying the house. In a weekend deal, after his son's move out, Thomas Croak trades the house for a piece of land with a man named Thomas Patterson. Had been a member of Congress in 1874 for the territory of Colorado. Of course, Colorado goes on to become a state in 1876 while he's in office. He gets embroiled in the messy election of 1876.

And after a whole lot of controversy, both locally and nationally, Thomas Patterson goes on to become that first Congressman from Colorado in 1877. More detailed history, come take the tour, come stay in the house, but you get into a little bit more intrigue just as a little sneak peak. If everyone remembers the election of 2000, it's a repeat of 1876. And Thomas Patterson is right at the center of that. After his one term in Congress, well, he took over a local paper and turned it into something that became very prominent, and later known as the Rocky Mountain News. Goes on to become a US senator. Buys the house, like I said, on a weekend deal. Trading for land in 1893 in the fall. Moves in with his large family, three sons and two daughters. The center of his life, the center of his politics, the center of his advocacy is this house. Patterson goes on to be elected to the US Senate for one term. Comes home and conducts eight years of the politics a day in the house.

Lucid ([07:31](#)):

Wow.

Chris Chiari ([09:31](#)):

What I love is, what is our lounge... I'm sorry, what is our Tavern, and about to be open to the public, Tavern in the basement of the property, it was his cigar lounge.

Lucid ([09:42](#)):

Nice.

Chris Chiari ([09:42](#)):

A space that people would've congregated likely for... Well, it was prohibition. So just for a cigar most likely. But I would say this, my opinion around haunting and haunted is dramatically different today than it was four years ago when I bought the property. A lot of that's enriched by the guests that have come through, believers and skeptics. We had a Jack Osborn and his show, Portals to Hell, shot an episode at the Patterson Inn that aired in 2020. Full hour, all about Croak Patterson.

Lucid ([10:20](#)):

Nice.

Chris Chiari ([10:21](#)):

It has its stories, but like I said, I've been enriched by both the guests that are believers and the guests that are skeptics, and informed probably on both sides with a narrative that is likely to appeal to many guests that are excited about that. On the other side, I've had four years of business. Well, only two people have ever been scared out of the house to the point they didn't want to stay, but that's hundreds upon hundreds and upon hundreds of guests that have... or thousands actually of guests, hundreds of room nights. I'm well over 600 room nights booked since I bought. Maybe more than that. Out of a nine room property currently. We're doing business wise really well. We serve breakfast you don't want to sleep in on, that I'm proud of. I have an extraordinary team that has bought into the culture of what I'm trying to execute, and has followed. And many of them have been with me for years now, and have been a part of watching this policy evolve and change at the city level. The property conform to meet and be prepared for the opportunity.

I bought a residential property that was licensed for the operation of a small hotel. I had to rezone the property, not an easy thing to do. It took 13 months. And I launched that effort right in the middle of COVID, unsure of what the world was going to look like. Especially as we were just coming back and opening back up after a five month unexpected vacation in the late spring and early summer of 2020. That work was done. First applications were November 11th of 2021. I was the first applicant in Denver. Really excited for another opportunity, another lounge in Denver that actually got the first license at Tetra. They're still waiting to open. They're dealing with the same thing I have to deal with now. Maybe so we could talk about, we're on the HVAC system that's required for this type of operation. I think the last hurdle and maybe a final sign of whether or not a municipality like Denver is truly ready for this, or is willing to be very proactive in working with the few of us that are stepping forward to try to execute on these new licenses.

Lucid ([12:42](#)):

Yeah. That's pretty incredible. I just want to take a step back and highlight that the hotel has incredible history. And you walk into it and you can immediately feel it. And you're walking around the property and it's mind blowing. Truly is mind blowing. And then you hear some of these stories from Chris and you can see it literally on the wall. I would definitely encourage you to go visit it because I think the Patterson Inn on its own is a really fascinating property. But I think also what is pretty cool is that you've purchased this property, and you're literally creating new history for the property on your own, by incorporating this cannabis lounge and addressing, like you said, probably one of the last big hurdles of cannabis in general, which is social consumption and public consumption.

Where do people go to consume cannabis once they purchase it? It was something that really hasn't been addressed in a lot of ways, through legalization. It's just hard to get around. And so I know that you're taking that problem head on. Tell us a little bit more about why you have the intention to create this cannabis consumption lounge. And then, let's discuss more of these hurdles that you're mentioning. Still today, you're still going through hurdles today to make this a reality. Let's talk about it more.

Chris Chiari ([13:54](#)):

I mean, it was always part of the discussion. It's not like we woke up and said, "Okay, social consumption, oops, we forgot about it." I cannot nor have I ever spoke on behalf of any of the framers, really brilliant people who were ambitious and took extraordinary effort to make this all a reality. What I can say is that in conversations I've been lucky enough to have with some of those original drafters and originators of the policy, was that the conversation, there was a fear that I'm asking for everything, might be too much. Even when I did my license, one of the neighborhood groups called it a marijuana bar. And marijuana bar, as messaging hits trigger points in members of the community that are still adverse to the pace of legalization. And that's changed significantly in the last nine years, almost decade, but no less the stigma around marijuana bar today for some people still carries and can cause a trigger or a negative reaction to these types of progressive licensing or efforts.

That was important. I do believe that they made a decision. Recognizing that the overall message of legalization could have been confused or further burdened by what would've been a very detailed and needed discussion about what this consumption element meant. And knowing full well, that rule making, that state statute, that all these other components would have to come into play before there was ever implementation. But explaining that sometimes to the voting audience, close to an election as the clock is ticking, it gets harder and harder to do. And so I think there was a decision, and a very conscious decision to say, "Okay. We'll get to that one next. Let's get this done now. We'll get to that next." So much of the reform here in Colorado, and even in other states, starting with medical, helping communities begin to see what this looked like in a vertically integrated space as businesses operated as good neighbors, and that all had to take these stepping stones. I think the feeling was, "Okay, we'll get to it. We'll get to it tomorrow." Tomorrow became eight years. Eight more years.

Lit (16:17):

Yeah. And that's incredible. It was. It was eight years ago. I know we talk about social consumption a lot. I've been teaching cannabis yoga classes here in Denver for three, four years. It's always the biggest hurdle. It's like, "Where are we going to go to smoke? We're just trying to smoke a joint and do a little bit of yoga. It's not that big of a deal." But it's been hard here in Denver. I'm really, really glad to see that this is finally legal and up and running here in Denver. They do have the Tetra Lounge, but now this hotel that you're offering.

For those who haven't got a chance to visit it yet, it's important to understand that's separate entities. You can go into the Patterson Inn and be a guest and stay in the hotel rooms, as well as go and visit the bar. And then it's also separate where the consumption lounge will be. Can you explain to us a little bit further about how that whole thing worked out and how you actually did get this license, and what all the legality of it moving forward will look like, especially this really expensive HVAC system?

Chris Chiari (17:17):

Yeah. Literally, the Patterson Inn when I bought it had a hotel restaurant liquor and live entertainment license. Liquor license was restricted where I could only serve to registered guests at the hotel. Part of the process of rezoning, I had to go into the community for community support. At that same time, I asked for an update to the use of the liquor license, which was granted. The same group that had provided the last owner with a restriction to guests only, offered me an opportunity to open the door to the public. They were actually different leadership, a decade later, from when the renovations were first done on the property. And a different desire in the community for this walkable city. Denver is striving to become everything you could possibly want within 20 minutes of your door, to truly be a walkable community.

Within nine blocks you should have most if not all the services or amusement or entertainment that you want. And that's the goal. And so we're activating the space, street level activation. And so that fits into the ambitions of the community group today. And so it was a natural fit. What I realized though, was that I could have the cannabis lounge in the carriage house. And again, if you go to pattersoninn.com, you'll see this French Chateau. They are all attached. The larger structure on the left is the main house with the nine room hotel, and the Tavern in the basement. And the carriage house on the right is an unused apartment space above. And then what we're turning into the lounge, about 1200 square foot first floor unit. About 200 square feet for the bathroom in the hallway. And then a 1000 square foot room for the lounge. Occupancy right now for the space is 50 people. Its use historically was event space, but at 50 people, it's too small for big events and it's too big for truly small intimate events.

And so even though we would do things in the main house for smaller groups, weddings, the carriage house was still relatively unutilized. My goal has always been to activate that space. Like I said, my first time I set eyes on the house 11 years ago, it was, "This is it. This is the [inaudible 00:19:31]. This is a place to start and center a conversation around cannabis hospitality." The cannabis lounge and the carriage house can be by code adjacent to a liquor business, but you can't move from inside of the building between the businesses. Legally, what I needed to do was separate all of these entities. Our liquor license is being modified right now. All alcohol is being exclusively moved to the basement. The basement space has now been built out with a new bathroom, and all of the accommodations needed to operate independently.

And the Tavern, which is opening up under the name, 12 Spirits, is a separate business entity. And again, operates independently from the hotel, but leases the space from the property owner. Patterson Inn is the hotel restaurant operator upstairs. It then is accessible and adjacent to the Tavern so guests can move between the two. And now as we're moving forward with the build out for the cannabis hospitality lounge, we have this now new entity that is now adjacent to a hotel restaurant. And Jason [inaudible 00:20:41] Hotel Restaurant is allowed for a cannabis lounge. More importantly, accessibility is allowed. The Tavern will be open to the public, but you will not then have free access up into the hotel. Use of the hotel was exclusive to hotel guests who can go to the bar and come back to the hotel at their leisure.

It's all done through a door code and a door with a lock on it. The lounge access is going to be somewhat restricted but always reservation. And the restrictions will be private events. That's where you might attend and not be a member. Members who then could call ahead and have privileges, they come visit and bring guests, especially for breakfast. And then more importantly, hotel guests who then would have access to purchase a day pass, and as well as guests of those hotel guests. If you come in for a conference, you've got a couple of friends at the hotel downtown, you decided to stay here for this extraordinary and unique amenity, and the service we provide, and the breakfast not to sleep in on, you can share that by bringing your friends and guests in.

And we now have access to the restaurant license through all of these unique licenses and their allowed accessible relationship between each other to service food, and the cannabis lounge to service food down into the Tavern, while serving alcohol to the general public and guests in the hotel in that Tavern. And then again, with some restrictions and reservations granting access to the lounge. I really want to let people smoke in their rooms. I can't. The rules say that if I create and license the space as cannabis hospitality, it has to be vacated and closed from 2:00 AM to 7:00 AM. At the end of the day, I'm a cannabis business. That's my goal. That's what we're working towards. But the end of the day, I'm a hotel. My core business, my core revenue, my cashflow, my operations is heads and beds hospitality, with the most exciting and unique amenity in America with cannabis hospitality attached to the property.

It's where I intend to then take this property, this project, this vision, this model, and move it hopefully to gateway cities across the country and around the world. HVAC. You asked about HVAC. 1000 square foot room. Denver never outlawed hookah and cigar lounge. What they did was they dramatically increased the requirements of airflow through the space. And so it's 60 cubic feet of air per person per hour. Give you a frame of reference. That's 12 times the norm of what you would find in normal residential or commercial space, which is required to move five cubic feet per person per hour.

Lucid ([23:22](#)):

Wow, that's incredible.

Chris Chiari ([23:23](#)):

42 people times 60, 2,520 cubic feet of air in a room that's a 1,000 square feet with roughly a 10 foot ceiling. So it's at or just under 10,000 cubic feet in the room, not including furnishings, which of course, would diminish the actual air capacity of the room. But the room has to be able to move 2,520 pounds of air per hour, or at least 25 to almost 30% of the total air in the room per hour.

Lucid ([23:53](#)):

Wow.

Chris Chiari ([23:54](#)):

At that rate, there is no space or room to recirculate any of the heated or cooled air already in the room, even if it was going through some other filtration. So what's happening and according to code, the system is, one, going to be on the low six figure, but for a 1000 square foot room, the air handling system will literally pull every drop of air and fresh from outside, and vent every drop of air that it exhausts. What that means is that every drop of air that comes in, considering peaks of summer when it's 100 degrees out, or peaks of winter when it's minus six, that air needs to be heated or extraction of heat to cool to the extremes at 2,520 cubic feet of air per hour.

Lucid ([24:43](#)):

Wow.

Chris Chiari ([24:45](#)):

I said to the city of Denver, "We have a meeting scheduled with the engineers, the design, the architect, myself and the city next week." Now that we have licensing, they're very accommodating. I can't fault the city for engagement, but by code, I told them I might be there and willing to build this thing. But what I've come to is, I don't know if I'm eccentric enough or crazy, whatever word you want to use to turn it on, because I don't know how much that's going to cost to operate that system. My biggest hurdle, my biggest intimidation right now is the prospect of what that looks to move. When you're cultivating, it's not as big as the systems that are in tier five growths here in Colorado. That's for sure. I have a really good idea of what those types of electrical costs look like, so I can ballpark what this is going to be.

I don't think it shuts it down, but it's tragically inefficient. That's for sure. In a space and in a world where we're trying to strive towards efficiency. In cannabis where we are, from the vertically integrator, cultivated side or cultivation side into cultivations, they're very energy hungry businesses. And we're creating that again. I don't deny I need to move 60 cubic feet of air per hour. I really want to. I was actually intending to do that, but my hope was each booth, each station in the room would offer a chance to have a variable switch or fan, so that as occupancy increased our ability to scrub the air, could go up and come down. We'll see. We'll see what the city says to that. If I could recirculate some of the air inside of the room, what that means towards efficiency for heating and cooling would be significant.

I'll know more in a week, but it is the next hurdle I have. Architectural and structural plans that are done, and ready to go to the city for the next step. This is the final for me. What I do know is that one other licensee said at Tetra, "Different model. Love it. Can't wait to send my guest there." But I believe is also navigating the same final hurdle around now, what does it look like to take these spaces, meet code in order to secure the final licensing and getting all the departments to sign off. That's now the last major challenge, but we're just another build out now. All of us, both of us. Tetra, Dwayne, brilliant. What he's been doing in the community, what he's been doing in the operation of the Tetra Lounge for years, is been a significant contribution to this effort to normalize de-stigmatized.

He offers a really fun place that I think is going to be a great party on a Friday, Saturday night. And if cannabis and a good time and a larger crowd and lots of energy, good music, is your desire and your scene, he's building that. I'm offering something that's going to be little bit more subdued, very limited access. It's driven by the realities that I had rental parking. I can't add a business or a venture that's going to bring a lot of driving traffic, because we don't have that capacity in Capitol Hill. Could have never earned community and neighborhood support if I had pushed that. The other side, you see the building, it's old. It has its ability to absorb a degree of increased occupancy, but it's still this really quiet, sophisticated space. And I want to preserve that.

The core of this business, like I said, is the overnight hospitality of the hotel at Patterson Inn. So it's very important that I protect that as that core business. Well then, to the best of my ability with the law, carve out this unique, safe license space for the cannabis lounge. And then for me, doing everything I can to normalize and de-stigmatize by offering a business in 12,000 square feet that is a hotel restaurant, that is the most unique and exciting amenity in hospitality today with cannabis, will attach cannabis lounge. And then the normality or that very familiar of a small 34 person neighborhood tapper.

Lucid ([28:59](#)):

I love that. It almost gives me the vibe of like a speakeasy. There's this exclusivity to it. And also like you say, the sophistication where you are going there to really de-stress. You're not looking so much for this social atmosphere. You're not looking for loud music. It is a different vibe. And I think you need that vibe too because people crave that vibe, and people want a place to relax and enjoy themselves and enjoy the cannabis without having other things going on. I think what you're trying to create there, it is. You mentioned you're going to have these private booths so you could bring a party of five and hang out with your friends. And then you guys can have your own space and have the privacy that you want while enjoying cannabis products.

Chris Chiari ([29:41](#)):

We're not the space. If you get rowdy, if you're really having that exuberant party time, but I'm likely to encourage you to Uber over Tetra there.

Lucid ([29:51](#)):

Yeah. Yeah. Yeah.

Chris Chiari ([29:51](#)):

Because it has that yard and it has that space and it's big and it's open. My space is likely, and I believe based off of my four years now of operating the hotel, is likely to attract many kind of curious. What I like about this space for the kind of curious is it will never be crowded. The door will never be open. The reservation will control the flow, very few unexpected things that happen around you. What I already know about engaging in the cannabis conversation with guests at happy hour, and having industry friends when they travel through Denver, stay at the hotel, is these very fun animated conversations with the kind of curious. Where they come in sometimes with hesitation in reservation, and leave at least with an acknowledgement, a comfort and a curiosity maybe for a lotion, for pain in their hands. Not that everyone should or needs to or has to consume cannabis, but nobody should still be pointing fingers or scolding someone for making the decision to. Certainly not for [inaudible 00:30:58].

Lit ([30:58](#)):

Well, what I think is important here is that we're normalizing cannabis consumption. I mean, if you think about a bar, there's all different types of bar experiences. You could go out to the club, you can go, like Jared said, to a speakeasy. There's all different types of experiences for a bar. So why shouldn't there be that for cannabis as well?

Chris Chiari ([31:16](#)):

Yeah. And there will be, right?

Lit ([31:18](#)):

Yeah.

Chris Chiari ([31:18](#)):
There has to be.

Lit ([31:18](#)):
There has to be.

Chris Chiari ([31:20](#)):
Because cannabis consumers make up all demographics. Cannabis consumers make up all societal elements, all craving. There are 20-somethings that are out there looking for a party and impress their friends with their ability to consume. I've been in those crowds. It's a lot of fun. If that's what you're looking for, you're going to find it. This is what I look for now. Something more not so much coffee shop in Amsterdam, because I'm not selling. Let's go into that nuance real quick. There were two options, a for-sale, buy the gram or buy the dab, or buy the five to 10 milligram edible model, or there was a bring your own cannabis. I find some of the edible stuff appealing, but what I recognize very clearly was that Denver isn't hungry for another point of cannabis sale. We have that. We have a very mature and successful market, but we're lacking and of course, don't have, is any place to legally consume it.

Also, if you've ever gone into a bar and tried to bring a fluss, you usually don't last very long. Our gender will [inaudible 00:32:28] you out pretty quickly. You cannot bring outside alcohol into a bar. It's heavily frowned upon if you do. And the same level of restriction is applied to a cannabis hospitality business that chooses to do a per sale or program sales model. And so my desire and goal was to say to my guests, you can smoke that here, but I don't want to then have to say, but you can't smoke that here. And so I didn't want to have to train my staff to create this warm, welcoming, safe, sophisticated space, and then compromise that by saying, "Oh, but I can't believe you try to bring that edible you bought in." Or, "I can't believe you brought that pre-roll and think you can light that here and cut us out of the revenue we're going to make from..." no, I didn't want to do that.

Let cannabis businesses that sell and produce cannabis, be cannabis businesses that sell and produce cannabis, and a place to sleep. I'm proud to say, a really great hotel to stay in. And then on top of that, I'm looking to offer that place to smoke a joint when you check in, because for at least the first five years of living in legal Colorado, and purchasing legal recreational cannabis and rolling it up and smoking it in my backyard, I took a moment and thought, "Wow, this is great." I know the reaction my friends come to visit from other states, even ones that are just now legalizing around the cusp. They're like, "Wow, we can do this like this here." That familiarity, it's still there, and I think will still be a reality for at least another four or five, maybe six years. And then after that, we intend to be established. Never. We'll be nine rooms going to 11 here in Denver. We'll never be a 200 room hotel.

I'm always hoping to be able to provide a really fun, unique place to get away to, this old historic house. Breakfast you don't want to sleep in on. This Tavern in the basement that you and your friends can have a drink before going out to dinner or to a show or to a game. And, "Oh, wow. Let's go up and stop in the lounge, because I can't believe I'm sitting in my hotel smoking a joint. I can't believe I'm smoking this last joint before I throw this all away and pack up into the car and head off to the airport." Sorry. "Get my car to pick me up or Uber or my Lyft to the train, so I can get to the airport safely." Those types of decisions. Yes, people are making them. Yes, cannabis friendly exists.

Yes, Airbnb options have been very accommodating, because the property owner can designate, because it's private property. That was not and has not been the legal right of commercial. And because of the restaurant, because of the hotel, because of the Tavern, because of the live entertainment license, the operation of the Patterson Inn, I've always had to be very careful that I don't jeopardize these other operating and significant business licenses that are the core of the business. But at the same time, I have not paused in what has now been an 11 year effort to get to this point, and since I purchased the property.

If you go and look, Google the Patterson Inn, the very first story about my purchase of the hotel says, buyer nabs capital hill mansion with marijuana in mind. I have never shied away from, or diverted away from what has always been the clear intention. I set eyes on this property 11 years ago. And I said, "I want to turn you into a marijuana bed and breakfast." The only deviation from that is, we're going to 11 rooms. So we'll actually be a marijuana boutique hotel, but we'll still serve breakfast.

Lucid (36:14):

I love that. Almost pause, it's like an existential question of, was it your intentions with the Patterson Inn to create cannabis consumption? Or did the Patterson Inn secretly have these intentions from the start with the 20 address, and it was secretly waiting for Chris to come along to bring it to the next level?

Chris Chiari (36:35):

If the house is haunted, my team says very clearly, that the house is on board.

Lucid (36:45):

I think so too. I really do.

Chris Chiari (36:48):

And is as enthusiastic to make this next mark on history.

Lucid (36:52):

Yeah.

Chris Chiari (36:53):

I'm going to tell the story of Thomas Patterson. Hey, maybe he smoked the wacky tobacco.

Lucid (36:58):

Yeah. Maybe.

Chris Chiari (36:59):

Who knows?

Lit (37:00):

That's so funny.

Lucid (37:00):

Yeah. Well, it's really incredible what you've been able to do here. I know that a lot of what you're doing is towing this line in half and to really create stuff out of nothing. That takes an incredible amount of perseverance and resilience just to keep weather in this storm. I got to ask, give us a little insight. What keeps you moving? I mean, it's like every step of the way, you're kind of... We had this talk when were there. It's either brick wall or hurdle. You got to go through another hoop, you got to jump through, but something keeps pushing. What is this perseverance behind you?

Chris Chiari ([37:31](#)):

I'm afraid. I can't deny that. It's four years of operation, the very unique historic moment that we've all navigated through over the last two years, and it's impact on hospitality cannot be ignored. I said it to a friend today, because you're the first. I said, "I still have to open. We all still have to open." And you said before. Hospitality, I'm careful with. I do believe I'm the first hotel, literally with this type of provisional license attached to the property. Of course, other licenses and other businesses have secured hospitality in the form of restaurants or cafes. Most notably in California and Oregon. And of course, like we said with Tetra, but some of these other lounges in other jurisdictions have opened, and have secured what became that final licensing. The question everyone still asks is, it viable? I don't believe that buy gram, buy dab, buy edible sales, will ever look like a bar. The reason is we just don't consume it the same way.

Lit ([37:31](#)):

No.

Lucid ([38:44](#)):

Yeah, we don't.

Chris Chiari ([38:44](#)):

It doesn't mean I haven't seen lounge environments that prove to be very successful. I go back to my friend at grass grassroots, the clothing company, Ryan was very bold with the break room many years ago. We'd been friends for a long time. I remember when he did that, I tried to step up and be supportive when that went sideways and Denver came and crashed down. What's wild is the way they operated, virtually became the same model that other operators went on to utilize, and have navigated using that model for almost four or five years now, where some of those pioneers like Ryan at Grassroots, going back now six years ago, might have been just too early.

He attracted a culture. And through that attraction of culture and community, likely could carve out a model where a for sale or buy the sale could work. I don't want to name them by name. I'll name my friends' business because I love hats and clothing that they produce at Grassroots California. Actually, for part of my crowdfunding campaign will end with this, my ability to offer people ownership and what I'm doing with the hotel, Grassroots did the merchandise for that.

Lucid ([40:01](#)):

Oh awesome.

Chris Chiari ([40:02](#)):

But some of these big brands could carve out again, moving some of their product there in their sales model. But I'm not sure what it looks like and how many people or how many tourists are going to bounce around from cannabis lounge to cannabis lounge in Denver. Everyone always asks about Amsterdam. Will we ever see another Amsterdam anywhere in America? And the answer is no, because there is no other place in the world like Amsterdam.

Lucid ([40:33](#)):

That's true. Yeah.

Chris Chiari (40:35):

It is just an extraordinarily walkable city. And even if things seem further than they are, which they are sometimes, you walk it anyway, because any American walking through Amsterdam, this is just extraordinary architecture, is just an extraordinary place to be in the world. And you don't know if you'd be able to really communicate with taxi drivers. Maybe just walk this time. But if you've never been, I think even if the world legalizes cannabis, I think there will always be a place for cannabis, cannabis culture in Amsterdam. Even if you actually go there for the van go and not for the coffee shops.

Lit (41:16):

Well, that was one of my questions. What do you envision social consumption being like in the US as people continue to legalize? Is it just going to be social consumption lounges, or maybe some infused yoga shops or tasting rooms? I know Vegas has a little bit different of a model. What do you envision us seeing and experiencing?

Chris Chiari (41:34):

I think tasting rooms would be interesting if you could really engage and interact in a more meaningful way before making a larger purchase and leaving, especially when it comes to flour or some of the extracted products like oils and dabs, or rosin. I could see that making a lot of sense. Again, like I said, you'd be going because there's already an attraction to the cultivator, to the cultivar, that they're executing and delivering. You're going for this other bigger thing that isn't just cannabis consumption. It's the experience. It's the retail, it's the ability to purchase something that you're ultimately going to leave with, and you decide to taste it. I can see that being very successful. For me, I believe that my model has the chance to be relevant in a dozen plus cities. Cities like on the East Coast where I grew up. I'd love to make it back to New York, but even in New York, I don't see a 200 room hotel.

I still see a smaller, more intimate property. Recognizing that in all jurisdictions, there is a segment recognized in marketing and business, recognize and identify your customer, and then build them a product they'll love.

Lucid (42:45):

There we go.

Chris Chiari (42:46):

That's what you have to do. That's what I'm doing with the Patterson. My vision and goal is to always be small enough to call a guest before they arrive to ask a dietary restriction, which we do today. To get an idea of when you're going to arrive, just so we can make sure we have everything ready for you when you get there. And also that engagement and communication in hospitality is the core of making someone feel comfortable, welcoming at home, but for cannabis hospitality, it's also, I want to engage. I want customers coming to the door and asking my team for concierge advice on where's the best dispensary? Where's the best flower? In the hopes that the kind of curious or kind of nervous will make informed decisions like start low, go slow.

Make sure that they leave with the likelihood of a good experience if they're coming in and experimenting. Nobody should over consume. In the world we live in now, we should just be offering too many points of contact communication education on the hopes that people make good decisions.

Such a thing as over consumption, nobody overdoses from cannabis, but you can be so saturated with cannabinoids that you're couch locked. You literally don't want to get up. My hope is all you have to do is get from your lounge back to your room, and not, God forbid, into a vehicle, and any kind of passenger, driver or what have you, so that you can sleep it off.

On the other side, by having a team, by having a staff, by moving this into hospitality, by having an onsite professional engaging with guests as they're making consumption choices in the lounge, whether it's a soda and a chocolate bar, whether it's pepper corn, these are recognizable alternatives and solutions to just sleep it off, where we now can engage to make sure we're offering guests options and alternatives to neutralize the over effects sometimes of cannabis, and to get themselves feeling more comfortable, in the hopes then that it's an easy walk back to their bed.

Now, this is still a great unknown. Some of us consume cannabis. Some of us consume alcohol. Some of us consume both. How some people will react as they consume both, is that last major fear. That's why alcohol and cannabis are not being welcomed side by side. Some jurisdictions they say, "You can smoke cannabis anywhere you can smoke a cigarette." Well, not to mean places left you could smoke a cigarette, but if they offered that in Las Vegas, that would mean consuming cannabis while walking through a casino floor.

Lucid (45:27):

Yeah. Right. Yeah.

Chris Chiari (45:27):

Also where alcohol is prevalent. You see those last hurdles they're trying to get to. Will we ever get there? I hope it doesn't take eight more years, but I do think what we're doing now, where I'm carving out this very exclusive space that's not your room, that's only open from 8:00 AM to midnight, that will be closed for special events every now and then, like the CEO or industry executive meet and greets or fundraisers. Maybe even music and entertainment. But at the same note, here and as an amenity in the hotel, what's that look like? I can't tell you, because I still have to build $100,000 air ventilation system to do it, and run it for 2000 or plus thousand dollars a month in heating and cooling costs. Please come. I need the day passes just to keep the lights on.

Lucid (46:22):

I think what you're doing is really fascinating in its own, and I think you are going to be a legend in this space of having to just push the boundary and figure some of this stuff out.

Chris Chiari (46:30):

I don't want that. I don't need that. The legends are the risk takers. The legends are smugglers. The legends are friends that are still incarcerated. I appreciate that, but I'm trying to build a business. I see a lot of people get caught in that cult of personality, in the frontier of cannabis. There's a place for it, but I hope to be... Until that movie, The Founder, came out, no one knew Ray Kroc's name. Unless you really were a curious kid, and read that brass plaque on the wall of McDonald's, you had no idea that that was a real estate company, not burgers and fries. Will there be room for a plaque on a wall one day? I get to 12. I think so. That'll tell a story. But for me, it's this house. For me it's this moment in time and history. For me it's this address. For me it's the ability to be executing. This destination is a first in the nation. I'm doing the work. Go read my LinkedIn profile. I call myself the lead clown in my own circus.

Lit (47:44):

No, but I do think Jared does have a valid point here. You are a trailblazer here in the Denver social consumption space. I mean, it's very difficult to do as we've heard throughout this whole episode. You've gone through a lot of hurdles. You had to learn a lot of stuff about policy and advocacy work and consumption laws and everything and HVAC, so many different things.

Lucid (48:05):

And zoning.

Lit (48:05):

Zoning. So many things that I think the average consumer like us probably doesn't really think about. We might be able to just walk into your hotel one day and spark up a joint and not even think twice about it. The fact that you've taken the lead and are doing this and have been committed to it for 11 years, is very admirable. So we do appreciate that. We can't wait to come smoke one day in the space.

Lucid (48:29):

Yeah, seriously.

Chris Chiari (48:30):

So now owning it. Testing the water, we're getting close. Since you'll be out next week, we'll still be testing the water, but we're very close. I had a vision of this house 11 years ago of cannabis hospitality, but also that this be the core asset in something bigger. And the way you get to something bigger is by opening the opportunity to a larger audience, by building that audience and by raising capital through investment. I made my way coming out for minimum wage jobs and coming at a night school back in '97, doing marketing and messaging for startup companies. I always helped visionaries that had IP, which is a tangible asset with a speculative value, but they never had a core asset. I remember then, before I had the melanoma, I had notes of how I would structure if I ever did this.

But the goal was core capital asset operations you can understand, and then IP and something exciting that in, well, the old street days, they would call it the darling of the street. That topic that everyone finds unique and wants to talk about. Cannabis is still a darling in the street. It's still one of the most innovative industries in the nation. Cannabis hospitality is still unique as you're saying. I'm sitting on the forefront doing something in trailblazing. So there is narrative there. I feel that the time was right. We launched a testing the water crowdfund campaign on republic.com for the 420 hotels. I am the first cannabis related real estate investment opportunity, that this company has been able to bring forward to their audience in their four years of existence. A real quick historic primer comes out of the jobs act. President Obama and Speaker Paul Ryan worked together.

One of the elements of the jobs act was kick-starter for equity in pre-IPO startup companies. To give anyone and everyone an ability to purchase opportunities that have that opportunity or hope for exponential return, that investors always got, angel investors had access to, as companies moved up through the capital markets to market. This opened up and democratized equity. And so I'm excited because right now to get a perk, the minimum investment is a $420 investment. For a grassroots hat pin, moves up to 710. Here the significance [inaudible 00:51:07] upside down. 710 is the grassroots hat. A thousand dollars gets the hat and the hat pin. The robe when you see it is amazing.

Lucid (51:17):

Yes, it is.

Chris Chiari ([51:18](#)):

Not a bathrobe. It is not absorbent, but it is warm with a furry interior. It's a lounge robe. All of the merch is themed off of an architectural and stain glass feature in the house. I'm excited for the merch exclusive to the campaign, but please go to republic.com, or the420hotels.com, and there's an investor link up there, but please make a reservation. What people will have the opportunity to do, is to purchase a piece of equity of liquidated value in the physical asset, ownership and equity ownership in the operations of the hotel, and equity ownership in a significant portion of the cannabis hospitality lounge. It gets even better. Wait, there's more. Should have reversed that. Also the ownership of the entity that is the Tavern, and the license in the basement. All of these pieces have been bundled into a company called The 420 Hotels.

I am building a model with this structure. It is a structure that I can bring based off some of the nuance of how this is built out and layered. Comes from a lot of years being engaged municipal levels both here and in south Florida, and recognizing the similarities. In economics, which my degree's in, there was always that conversation of widget. A lot of people get confused. Well, what does that mean? It's all of the things that aren't directly related to that one thing, the rules and law of building out a commercial space for licensing and operation, is very similar to restaurant Tavern and cannabis hospitality, differences in the HVAC requirement. Other than that, it's still a construction project. And so the widget part is just recognize the things that are the same, that you truly can take and apply to different ventures or ideas, and build on that body of experience and knowledge. That's what I'm trying to do with this hotel. It's my widget.

Lit ([51:18](#)):
Yeah. That's fun.

Lucid ([53:22](#)):
Yeah. No, I think you have an incredible story. We certainly look forward to watching you continue this and see it come to life. Thank you again for sharing your story today, and go visit it. If you can't visit in person, visit it online, check out the photos, get a feel for it. If you're in town in Denver, stop by. Check out the photos-

Chris Chiari ([53:42](#)):
No, make a reservation. We are not-

Lucid ([53:44](#)):
Make a reservation.

Chris Chiari ([53:44](#)):
No walk in. We're nine rooms going to 11. We do not have a lobby that's open to the public. We're too small. So that door is locked and you only get in if you know the code. The house already provides that level of exclusivity as you enter. The Tavern is going to be open reservation only. You'll go to 12spirits.com. Reservations will go live at the end of this week for our grand opening, which is starting May 27th. Actually, doing a soft friends and family opening on Friday the 13th, that just seemed appropriate for... Avren called it 12 spirits.

Lit ([54:19](#)):

That's funny. And if you're really into it, you should check out the bachelor. I heard maybe the Patterson Inn might have been on there.

Chris Chiari ([54:26](#)):

Yes. The bachelor had a really great guest. I only remember because she came back a second time, but Kapa came back to visit. Really, one of the contestants when Colton was here in Denver, and Kapa made the final four. I remember we just came back. Came back with some friends and shared this desire to see more of the house when they were there for the production. They were pretty locked down and pushed into their corners and their rooms, except when they were off on these dates and adventures. It was really fun when she came back with two friends so she could really see the house.

Got up into the tower room, made it down to a little room down in the basement. The house has a lot of story. Story you can find on the internet, story that you can see when you get there. I recognize my role. I'm the caretaker of this physical property. I'm also the caretaker of the history. You said it before, and I don't dismiss it. I'm really excited that a house that has such a deep story is front end center on this story around legally licensed cannabis hospitality.

Lit ([55:35](#)):

Absolutely. All right, Chris. Well, it's been quite a pleasure. We have two final questions for you. I know you've been kicking it here in Colorado for quite some time now. So what is one of your favorite places to eat here?

Chris Chiari ([55:46](#)):

I love Aesop up on 17.

Lit ([55:49](#)):

Nice. Yeah, is good.

Chris Chiari ([55:51](#)):

It's been fun and consistent neighborhood spot. Love it.

Lit ([55:55](#)):

Yeah. That's the one where you play ping pong, isn't it?

Chris Chiari ([55:57](#)):

That's the one with the ping pong.

Lit ([55:58](#)):

We like ping pong.

Lucid ([55:59](#)):

That's a sweet spot. Yeah.

Lit ([56:01](#)):

They've got some good crispy brussel sprouts.

Chris Chiari ([56:04](#)):

They do. They do. They used to have a dish. There's one musician that would come out and visit all the time, but always order five of them at a time. It was one of the toughest dishes. That's now a main menus modified and developed over the last decade that I've almost lived here in the neighborhood, but it's still a consistent bedrock here in uptown.

Lit ([56:24](#)):

Nice. All right, Chris. Well, one final question for you. We are the Lit & Lucid Podcast. So are you lit or are you lucid?

Chris Chiari ([56:33](#)):

I'm lit today. Lit today, super lemon Hayes, but I also very much advocate on the lucid. You might not know, but I was on the petitioning committee. I was one of the five Denver citizens that put the SIL assignment initiative in front of the city several years back. We were the five that put our name out. So everyone who had a sign were aware who their neighbors were that were pushing this, but really proud of that. I didn't take a leadership role in the campaign. That was Kevin Williams. I'm sorry, Kevin Matthews. A number of really extraordinary community activists that are still working on this issue now at the statewide level.

They did some extraordinary heavy lifting there, but from a policy standpoint, to be in the discussions of what final language looked like, to be part of getting the one question out. We were able to do in a poll to get an idea of where the public was on that issue. We thought we were a little early to the gate. Looked like we knew we were coming in with 47% of solid baseline support, and maybe a small persuadable. That initiative ultimately did. I think The Westward said the other day, it passed 50% 0.24, so well over 50% plus one vote, but not by much.

Lit ([57:52](#)):

Well, we appreciate everything you've been doing for the Denver community. If you are looking for a cool place to stay, check out the Patterson Inn, and soon The 420 Hotels. It's quite the lit place. All right, you guys. Well, that is the final episode of our homegrown series, Made in Colorado. We really hope you've enjoyed it and kicked with us this whole season long, but with that, I'm Lit.

Lucid ([58:16](#)):

I'm Lucid.

Lit ([58:16](#)):

And that's it.

Lucid ([58:17](#)):

Laters.

Reg CF Disclaimer:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



The 420 Hotels Obtains Provisional License, Paving the Way for Denver's First Hotel With a Legally Licensed Lounge for Cannabis Consumption

The Patterson Inn Is on Track to Be the First Boutique Luxury Hotel in the United States With a Licensed Cannabis Consumption Lounge

DENVER—March 29, 2022—The 420 Hotels Inc. has obtained a provisional license from the city of Denver, clearing a major cannabis licensing hurdle to operate a cannabis consumption lounge as an amenity to the adjacent hotel. The owner of the historic Patterson Inn is transforming the carriage house of the property into a first in the nation, in-hotel licensed legal cannabis consumption lounge.

Denver has become a popular destination in recent years for tourists who want to incorporate legal cannabis into their vacation plans. And yet with sufficient options within the neighborhood to purchase, public consumption of cannabis was banned in the city.

Chris Chiari, CEO and Founder of The 420 Hotels, is changing that by incorporating a sophisticated cannabis consumption space into the century-old National Landmark in Denver's storied Capitol Hill neighborhood.

"The 420 Hotels sees cannabis hospitality as the most unique and exciting amenity in the hotel industry today," Chiari said. "We are excited to be the first cannabis lounge to be licensed as an amenity to overnight hospitality, and to provide a welcoming space for legal cannabis consumption."

With the provisional license in hand, The 420 Hotels Inc. is moving forward on renovating the carriage house of the Victorian era inn with a lounge that adheres to recently passed state laws for commercial cannabis consumption spaces. The goal is to have the updates, funded by an equity crowdfunding campaign through Republic.com, complete by the end of 2022.

"We look forward to welcoming the canna-curious as well as informed consumers looking for a space that doesn't require sneaking around and allows for the open and responsible use of cannabis in a social environment," Chiari said.

<center>###</center>

About The 420 Hotels Inc.
[The 420 Hotels](#) aims to be amongst the nation's first hotel chains where guests will be able to consume cannabis onsite in legally licensed lounges. The company is converting intimate boutique hotels into high-end, members-only cannabis consumption clubs merged with luxury overnight accommodations that will offer both sophisticated locations to consume and onsite guest service representatives who can advise consumers on safe consumption practices. The 420 Hotels intends to expand to multiple locations over the next several years as more municipalities and states across the country pass laws that allow for onsite consumption of cannabis in commercial establishments.

Reg CF Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Media Contact: Shane@mygrasslands.com



The 420 Hotels Announces Launch of Crowdfunding Round For Denver's First Cannabis-Friendly Hotel

Owner of Denver's Storied Patterson Inn Plans a First-of-Its-Kind Cannabis Consumption Lounge in the Boutique Luxury Hotel to Meet Tourism Demand

DENVER—March 17, 2022—The 420 Hotels Inc. is entering the next phase of opening Denver's first cannabis-friendly luxury hotel by announcing the launch of a testing-the-waters equity crowdfunding campaign through the investing platform Republic.com. This campaign is open to anyone who wants to get in on the ground floor of a new era for cannabis hospitality and is now accepting reservations.

"We've cleared the major hurdles to create a truly unique, 4-star hotel experience where cannabis is welcome," said Chris Chiari, CEO and Founder of The 420 Hotels Inc., which owns the historic Patterson Inn. "With our successful refinancing amid the pandemic, rezoning granted from the Denver City Council, and our currently pending cannabis hospitality license, we're thrilled to move full steam ahead."

The 420 Hotels Inc. is developing a concept for a well-appointed marijuana lounge adjacent to the Patterson Inn where hotel guests will be able to legally smoke and vape cannabis flower and concentrate, and consume infused edibles. A distinguished National Landmark built in the 1890s, the Victorian-style boutique hotel is situated on a quarter-acre at 420 E. 11th Ave. in the heart of Denver's upscale Capitol Hill neighborhood.

"Creating spaces for responsible cannabis consumption represents the final mile of legalization," Chiari continued. "In the years since Colorado legalized adult-use cannabis, public consumption in parks, on sidewalks and in vehicles continues to be the only options left available to tourists. I'm proud that The 420 Hotels is on the forefront of providing a solution."

With refinancing for the project secured from Wilshire Quinn Capital Inc., The 420 Hotels Inc. has now launched an equity crowdfunding campaign through Republic.com, a private investment platform for investors seeking high growth potential in highly vetted, early stage ventures.

###

About The 420 Hotels Inc.
[The 420 Hotels](#) aims to be amongst the nation's first hotel chains where guests will be able to consume cannabis onsite in legally licensed lounges. The company is converting intimate boutique hotels into high-end, members-only cannabis consumption clubs merged with luxury overnight accommodations that will offer both sophisticated locations to consume and onsite guest service representatives who can advise consumers on safe consumption practices. The 420 Hotels intends to expand to multiple locations over the next several years as more municipalities and states across the country pass laws that allow for onsite consumption of cannabis in commercial establishments.

About Republic
Republic is a leading investment platform that provides access to startup, real estate, crypto, and gaming investments for both retail and accredited investors. Republic has facilitated over $700 million in investments by our global community of 1.5 million members. For more information, terms and conditions, visit www.republic.com.

Reg CF Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Media Contact: Shane@mygrasslands.com

linkedin.com

Facebook - Log In or Sign Up | The 420 Hotels Inc: Company Page Admin | LinkedIn | The 420 Hotels Inc: Company Page Admin | LinkedIn | ResNexus Back Office Login

Search | Home | My Network | Jobs | Messaging | Notifications | Me | Work | Advertise

The 420 Hotels Inc

Super admin view

View as member

Home | Content | Analytics | Activity | Admin tools

176
New followers
Invite connections to follow

1.6K
Post impressions
Start a post

44
Custom button clicks

Get more engagement by sponsoring your post. Boost

Posted by **Chris Chiari** • 3/20/2022

The 420 Hotels Inc
177 followers
now •

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at Republic.
#equitycrowdfunding #cannabis #hospitalityindustry

https://rep.pub/420-hotels

The 420 Hotels
Est. 2021

Reserve The 420 Hotels
republic.com • 4 min read

Manage

Events
Show all events

Hashtags
#hotel
82,446 followers
#cannabis
29,718 followers
#hospitalityindustry
158,051 followers
Show posts about The 420 Hotels Inc

Newsletter

Messaging



Search Facebook

Manage Page

The420Hotels

Meta Business Suite

Home
News Feed
• 8 new
Inbox
• 2 new comments
Messenger tools
Podcasts
Resources & Tools

Business Apps
Publishing tools
Planner

Promote

facebook.com

Chris

Create post

The420Hotels
Public

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign through Republic. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at republic.com.
https://republic.com/real-estate/420-hotels



The 420 Hotels
Est. 2021



Add to your post

Boost post
Get more people to see and engage with your post. You'll choose settings after you click Post.

Schedule your post from planner in Meta Business Suite.

Post

Completed
1.7K   Link clicks   54

View results

2 Comments 2 Shares

Comment   Share

Most relevant ▾

from Amsterdam
...nabisvalleyway.com

CANNABISVALLEYWAY.COM
CBD Wiet Cannabis Valley Way CBD
Weed Medical Cannabis, Lebanese...

Hide   7w

...cted, so some comments may have been filtered out.

otels
11, 2021 ·

...Hard at work laying the foundation. Licensing of a ...business to bring together 4-star hospitality and on-site legal consumption is underway.

https://www.westword.com/.../haunted-denver-hotel-applies...

facebook.com

Search Facebook

Chris

Manage Page

The420Hotels

Meta Business Suite

- Inbox
  - 2 new comments
- Planner
- Publishing tools
- Business Apps

- Home
- News Feed
  - 8 new
- Messenger tools
- Podcasts
- Resources & Tools
- Manage Jobs

Promote

The420Hotels

Edit Learn more | Promote

Create new ad

Make an ad using text, photos or videos to promote your business

Boost a post

Automated Ads

Get personalized ads that adjust over time to help you get better results.

Free Facebook Business Tools

Post templates
Quickly create visually pleasing posts with free, pre-made creativ...

Sell your products
Set up a shop on your Page to start selling products online

Add appointment bookings
Display your services and availability so that people can boo...

Host paid online events
Create online events that people can pay to access.

Show more

Insights

See all

Last 28 days : Feb 16 - Mar 15

The420Hotels
Just now ·

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign through Republic. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at republic.com.
https://republic.com/real-estate/420-hotels


The 420 Hotels
Est. 2021

REPUBLIC.COM

Reserve The 420 Hotels

A new chain of boutique hotels and on-site cannabis consumptio...

0	0	–
People reached	Engagements	Distribution score

Boost post

Like | Comment | Share

Comment as The420Hotels

Press Enter to post.

facebook.com

Search Facebook

Chris

Posts About Friends Photos Videos Check-ins More

Intro

General mischief all for good, and also a collector of Castles. - Lead clown in my own circus.

Edit bio

- owner at **The Patterson Inn**
- Producer at **Public Enemy Number One**
- Producer at King of Quality Productions
- Went to Admiral Farragut Academy North
- Studied Economics at Clark University
- Lives in **Denver, Colorado**
- Joined October 2008

Edit details

Add Hobbies

Add Featured

Photos

See all photos

What's on your mind?

Live video | Photo/video | Life event

Posts

Filters | Manage Posts

List view | Grid view

Chris Chiari
Just now ·

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign through Republic. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at republic.com.
https://republic.com/real-estate/420-hotels


The 420 Hotels
Est. 2021

REPUBLIC.COM

linkedin.com

Search

Home | My Network | Jobs | Messaging | Notifications | Me | Work | Advertise

PREMIUM

Chris Chiari

Founder/CEO at The 420 Hotels Inc

Followers 1,132

Talks about #cannabis, #hospitality, #filmproduction, #cannabisindustry, and #hospitalityindustry

Chris' Activity

All activity | Articles | Posts | Documents

Chris Chiari
Founder/CEO at The 420 Hotels Inc
1m •

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign through Republic. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at republic.com ...see more



The 420 Hotels
Est. 2021

Reserve The 420 Hotels
republic.com • 4 min read

Like | Comment | Share | Send

1 view of your post in the feed

Chris Chiari
Founder/CEO at The 420 Hotels Inc

Interests

Companies

City and County of Denver
44,156 followers
✓ Following

Clark University
41,984 followers
✓ Following

eCornell
121,736 followers
✓ Following

See all companies →

Schools

Clark University
41,984 followers
✓ Following

Green Flower
9,425 followers
✓ Following

Admiral Farragut

Messaging

linkedin.com

Search

Home | My Network | Jobs | Messaging | Notifications | Me | Work | Advertise

The 420 Hotels Inc

Super admin view

View as member

Home | Content | Analytics | Activity | Admin tools

Unique visitors

Share trending articles

147

New followers

Invite connections to follow

777

Post impressions

Start a post

39

Custom button clicks

Filter admin posts by: **All**

Get more engagement by sponsoring your post. **Boost**

Posted by **Chris Chiari** • 3/16/2022



The 420 Hotels Inc

171 followers

3m •

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign through Republic. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at republic.com. ...see more





The 420 Hotels
Est. 2021

Reserve The 420 Hotels

republic.com • 4 min read

Invite connections

Manage

Events

Show all events

Hashtags

#hotel
82,370 followers

#cannabis
29,697 followers

#hospitalityindustry
157,966 followers

Show posts about The 420 Hotels Inc

Newsletter



Messaging

linkedin.com

Facebook... | Capital M... | Denver A... | Reserve T... | Plans & Pr... | Currently.... | Green Flo... | Committe... | ResNexus... | New In | T... | Button Fly...

This webpage is using significant memory. Closing it may improve the responsiveness of your Mac.

Search for posts in this group

Home | My Network | Jobs | Messaging | Notifications | Me | Work | Advertise

Capital Markets, Private Equity & Global Finance Group

See all

Recent
- Capital Markets, Private Eq...
- Infused Networking
- cannabis
- eCornell Official Group
- Premium Career Group

Groups
- Capital Markets, Private Eq...
- eCornell Official Group
- Premium Career Group
- See all

Events
- Infused Networking
- See all

Followed Hashtags
- cannabis
- See all

Discover more

All | Recommended

Chris Chiari
Founder/CEO at The 420 Hotels Inc
now

We are now "Testing the Water" and are ACCEPTING RESERVATIONS in an equity crowdfund campaign. Invest in The 420 Hotels and be a part of our growth. See terms and conditions at Republic.





The 420 Hotels
Est. 2021

Reserve The 420 Hotels
republic.com • 4 min read

Like | Comment

Joe Beck • 2nd
President & CEO || Subject Matter Expert on Sales || Bu...
16h
+ Follow

Admins

Steven Burda, MBA · 2nd **Owner**
Senior Financial Analyst at PECO, an Exelon Company

Chris Lopez Jr., CPM® · 3rd **Manager**
Results Driven Servant Leadership | IREM Next-Gen CPM® Leader | Strategic Growth Partner | Investor

About Accessibility
Privacy & Terms

Messaging